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                                                              REG. NO. 333-36084
                                                                       424(B)(3)


                                5,474,788 SHARES

                           [WIND RIVER SYSTEMS LOGO]

                                  COMMON STOCK

                               ------------------

    The selling stockholders listed on pages 14 and 15 are offering up to 5,474,788 shares of Wind River Systems, Inc. common stock. The selling stockholders acquired their shares of Wind River common stock on March 31, 2000 in connection with our acquisition of Embedded Support Tools Corporation.


    Our common stock trades on the Nasdaq National Market under the symbol WIND.
On July 5, 2000, the last reported sale price of our common stock was $36.44 per share.


    We will not be paying any underwriting discounts or commissions in this offering.

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
FACTORS" BEGINNING ON PAGE 4.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS
PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.


July 6, 2000.

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                               TABLE OF CONTENTS

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
WIND RIVER..................................................      3

RISK FACTORS................................................      4

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS........     12

WHERE YOU CAN FIND MORE INFORMATION ABOUT WIND RIVER AND
  THIS OFFERING.............................................     12

USE OF PROCEEDS.............................................     13

SELLING STOCKHOLDERS........................................     14

PLAN OF DISTRIBUTION........................................     15

LEGAL MATTERS...............................................     17

EXPERTS.....................................................     17

SUPPLEMENTAL MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............     18

REPORT OF INDEPENDENT ACCOUNTANTS...........................     32

CONSOLIDATED FINANCIAL STATEMENTS...........................     33

SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS..............     58

    We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

                                       2
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                                   WIND RIVER

    Wind River Systems, Inc. develops, markets and supports advanced software operating systems and development tools that allow customers to create complex, robust, real-time software applications for embedded computers. An embedded computer consists of a microprocessor, memory and software that are incorporated into a larger device and dedicated to responding to external events by performing specific tasks quickly, predictably and reliably. Some examples of embedded computers are:

    - telecommunications products such as PABX, routers, central office switches and call processing systems;

    - office products such as fax machines, laser printers and photocopiers;

    - vehicle anti-lock brakes and navigation systems;

    - consumer products such as camcorders, video games and set-top boxes;

    - medical instrumentation and imaging systems;

    - industrial automation equipment such as robots; and

    - aerospace devices such as NASA's Mars probe, Pathfinder.

    Our products enable customers to enhance the performance of their products, standardize designs across projects, reduce research and development costs and shorten product development cycles.

    We are a Delaware corporation. Our principal offices are located at 500 Wind River Way, Alameda, California 94501, and our telephone number is
(510) 748-4100. In this prospectus, "Wind River," "we" and "our" refer to Wind River Systems, Inc. unless the context otherwise requires.

                              RECENT DEVELOPMENTS

    On February 15, 2000, Wind River completed its acquisition of Integrated Systems, Inc. in a stock-for-stock merger transaction. In connection with the merger: (a) each outstanding share of Integrated Systems common stock was exchanged for .92 of a share of Wind River common stock, resulting in the issuance of an aggregate of 22,499,895 shares of Wind River common stock for all outstanding shares of Integrated Systems common stock, and (b) all options to purchase shares of Integrated Systems common stock outstanding immediately prior to the consummation of the merger were converted into options to purchase 4,133,128 shares of Wind River common stock. The merger has been accounted for as a pooling of interests.

    On March 31, 2000, Wind River completed its acquisition of Embedded Support Tools Corporation in a stock-for-stock merger transaction. In connection with the merger: (a) each outstanding share of Embedded Support Tools common stock was exchanged for .4246 of a share of Wind River common stock, resulting in the issuance of an aggregate of 5,474,788 shares of Wind River common stock for all outstanding shares of Embedded Support Tools common stock, and (b) all options to purchase shares of Embedded Support Tools common stock outstanding immediately prior to the consummation of the merger were converted into options to purchase 1,122,855 shares of Wind River common stock. The merger has been accounted for as a purchase.

    Financial information relating to the historical and supplemental financial statements of Wind River begins on page 18.

    On May 1, 2000, Wind River acquired AudeSi Technologies, Inc. in exchange for 957,169 shares of Wind River common stock. Wind River also assumed options to purchase 119,488 shares of common stock.

                                       3
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                                  RISK FACTORS

    OUR BUSINESS FACES SIGNIFICANT RISKS. THE RISKS DESCRIBED BELOW MAY NOT BE THE ONLY RISKS WE FACE. ADDITIONAL RISKS THAT WE DO NOT YET KNOW OF OR THAT WE CURRENTLY THINK ARE IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE EVENTS OR CIRCUMSTANCES DESCRIBED IN THE FOLLOWING RISKS ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION, OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED AND THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE.

OUR REVENUES AND OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY FROM PERIOD TO PERIOD AND CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.

    Our revenues and operating results have fluctuated significantly in the past and may continue to do so in the future. If our quarterly or annual operating results do not meet the expectations of securities analysts and investors, the market price of our common stock could decline significantly. A number of factors, many of which are outside our control, may cause or contribute to these fluctuations, including:

    - the amount and timing of orders we receive;

    - changes in the length of our products' sales cycles, which increase as our customers' purchase decisions become more strategic and are made at higher management levels;

    - the success of our customers' products from which we derive our royalty revenues;

    - the mix of our revenues from the sale of services (which have lower gross margins than our revenue from the sale of products) as compared to products;

    - our ability to control our operating expenses, which we anticipate will continue to increase;

    - our ability to continue to develop, introduce and ship competitive new products and product enhancements quickly;

    - announcements, new product introductions and price reductions by our competitors;

    - our ability to manage costs for fixed-price consulting engagements;

    - changes in business cycles that affect the markets in which we sell our products;

    - economic conditions generally and in international markets, which historically have provided a significant portion of our revenues; and

    - foreign currency exchange rates.

    In addition, we often recognize a significant portion of our quarterly revenues from orders we receive and ship in the last month of the quarter and, as a result, we may not be able to forecast our revenues until late in the period. Further, our customers historically have purchased more of our products in our fourth fiscal quarter than in other quarters. A decrease in orders is likely to adversely and disproportionately affect our operating results, because a significant portion of our expenses are fixed and are based, in part, on our expectations of future revenues. Therefore, we have a limited ability to reduce expenses in response to a shortfall in anticipated revenues. We believe that period-to-period comparisons of our operating results may not be meaningful, and should not be relied on as an indication of our future performance.

IF WE DO NOT INTEGRATE OUR PRODUCTS WITH THOSE OF COMPANIES WE HAVE ACQUIRED, WE MAY LOSE CUSTOMERS AND FAIL TO ACHIEVE OUR FINANCIAL OBJECTIVES.

    We recently completed two significant business acquisitions. In February and March 2000, we acquired Integrated Systems, Inc., and Embedded Support Tools Corporation in merger transactions.

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Achieving the benefits of the mergers depends in part on the integration of Wind
River's, Integrated Systems' and Embedded Support Tools' products in a timely and efficient manner. In order for us to provide enhanced and more valuable products to our customers since the mergers, we will need to integrate our product lines and development organizations. This will be difficult and unpredictable because our products are highly complex, have been developed independently and were designed without regard to such integration. If we cannot successfully integrate our products and continue to provide customers with products and new product features in the future on a timely basis, we may lose customers and our business and results of operations may be seriously harmed.

IF WE ARE NOT SUCCESSFUL IN INTEGRATING OUR ORGANIZATIONS, WE WILL NOT BE ABLE TO OPERATE EFFICIENTLY.

    Achieving the benefits of the mergers also depends in part on the successful integration of Wind River's, Integrated Systems' and Embedded Support Tools' operations and personnel in a timely and efficient manner. Such integration requires coordination of different development and engineering teams. This, too, will be difficult and unpredictable because of possible cultural conflicts and different opinions on technical decisions and product roadmaps. If we cannot successfully integrate our operations and personnel, we will not realize the expected benefits of the mergers.

INTEGRATING OUR COMPANIES MAY DIVERT MANAGEMENT'S ATTENTION AWAY FROM OUR OPERATIONS.

    Successful integration of Wind River's, Integrated Systems' and Embedded Support Tools' operations, products and personnel may place a significant burden on our management and our internal resources. The diversion of management attention and any difficulties encountered in the transition and integration process could have a material adverse effect on the combined company's business, financial condition and operating results.

IF WE DO NOT SUCCESSFULLY INTEGRATE THE COMPANIES INTO A SINGLE BUSINESS AND REALIZE THE EXPECTED BENEFITS OF THE MERGERS, WE WILL HAVE INCURRED SIGNIFICANT COSTS, WHICH MAY HARM OUR BUSINESS.

    Wind River expects to incur costs from integrating Integrated Systems' and Embedded Support Tools' operations, products and personnel. These costs may be substantial and may include costs for:

    - employee redeployment, relocation or severance;

    - conversion of information systems;

    - combining research and development teams and processes;

    - reorganization or closures of facilities; and

    - relocation or disposition of excess equipment.

    We do not know whether Wind River will be successful in these integration efforts and cannot assure you that we will realize the expected benefits of the mergers.

FAILURE TO RETAIN KEY EMPLOYEES COULD DIMINISH THE BENEFITS OF THE MERGERS.

    The successful combination of Wind River, Integrated Systems and Embedded Support Tools depends in part on the retention of key personnel. There can be no assurance that Wind River will be able to retain Integrated Systems' and Embedded Support Tools' key management, technical, sales and customer support personnel, or that Wind River will realize the anticipated benefits of the mergers.

IF CUSTOMER RELATIONSHIPS ARE DISRUPTED BY THE MERGERS, OUR SALES COULD DECLINE.

    Customers may not continue their buying patterns in place prior to the mergers. Any significant delay or reduction in orders for Wind River's, Integrated Systems' or Embedded Support Tools'

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products could have a material adverse effect on the combined company's business, financial condition and results of operations. Customers may defer purchasing decisions as they evaluate the likelihood of successful integration of Wind River's, Integrated Systems' and Embedded Support Tools' products and the combined company's future product strategy. Customers may also consider purchasing products of competitors. In addition, by increasing the breadth of Wind River's, Integrated Systems' and Embedded Support Tools' business, the mergers may make it more difficult for the combined company to enter into relationships, including customer relationships, with strategic partners, some of whom may view the combined company as a more direct competitor than Wind River, Integrated Systems or Embedded Support Tools as an independent company.

WE FACE INTENSE COMPETITION, WHICH COULD DECREASE DEMAND FOR OUR PRODUCTS OR CAUSE US TO REDUCE THEIR PRICES.

    The embedded real-time software industry is highly competitive. We believe that our principal competition comes from companies that develop real-time operating systems in-house rather than purchase these systems from independent software vendors such as Wind River. We also compete with other independent software vendors, including:

    - Accelerated Technology, Inc.

    - Mentor Graphics, Inc.

    - Microsoft Corporation

    - Microware Systems Corporation

    - Motorola, Inc.

    - QNX Software Systems, Ltd.

    - Sun Microsystems, Inc.; and

    - Symbian Inc.

    Recently, a number of companies, including RedHat, Inc. and Lynx Real-Time Systems, Inc. have promoted Linux, an open source licensing model, as an operating system for use in embedded applications. The open source licensing model provides readily available source code and a royalty free operating system. Because Linux is royalty free, Wind River may be forced to reduce the prices of run time royalties, which could result in reduced profit margins.

    In addition, hardware or other software vendors could seek to expand their product offerings by designing and selling products that directly compete with or adversely affect sales of our products. Many of our existing and potential competitors have substantially greater financial, technical, marketing and sales resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, sale and support of their products. Moreover, our competitors may foresee the course of market developments more accurately than we do and could in the future develop new technologies that compete with our products or even render our products obsolete. Although we believe we presently have certain technological and other advantages over our competitors, maintaining these advantages will require a continued high level of investment in research and development, marketing and customer service and support. In addition, competitive pressures could cause us to reduce the prices of our products, run-time royalties and services, which would result in reduced profit margins.

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OUR FAILURE TO RESPOND QUICKLY TO RAPID TECHNOLOGICAL CHANGE WITH PRODUCT
OFFERINGS WILL ADVERSELY AFFECT OUR ABILITY TO COMPETE.

    The market for embedded real-time software is characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements. Our success depends upon our ability to adapt and respond to these changes. We must continuously update our existing products to keep them current with customer needs, and must develop new products to take advantage of new technologies, emerging standards, and expanding customer requirements that could render our existing products obsolete. Because customers often defer purchases between the time a new product is announced and its availability, our operating results may fluctuate if we do not provide new products rapidly. We have from time to time experienced delays in the development of new products and the enhancement of existing products, including, most recently, a delay in the development of our recently introduced product, Tornado for Managed Switches. Such delays are commonplace in the software industry. We plan to introduce and market several new products in the next several months and must achieve design wins with key customers, because once a customer has designed a product with a particular operating system, that customer typically is reluctant to change its supplier, due to the significant costs associated with selecting a new supplier. If we cannot adapt or respond in a cost effective and timely manner to new technologies and new customer requirements, the market for our products would suffer.

BECAUSE OUR OPERATING RESULTS DEPEND UPON SALES OF A SMALL NUMBER OF PRODUCTS, A REDUCTION IN DEMAND FOR A SINGLE PRODUCT MAY DISPROPORTIONATELY DECREASE OUR OPERATING RESULTS.

    Revenue from sales of our Tornado and VxWorks family of products and services has historically accounted for substantially all of our revenue, and we expect this concentration will continue in the foreseeable future. Although we have added new products to our offering as a result of the mergers, any decline in price or reduction in the demand for our Tornado or VxWorks family of products and services could materially adversely affect our operating results and cause the price of our common stock to decline.

IF WE DO NOT CONTINUE TO SUCCESSFULLY ADDRESS NEW AND RAPIDLY CHANGING MARKETS, OUR REVENUES WILL DECLINE.

    We are continuously engaged in product development for new or rapidly changing markets. It is difficult to predict whether demand for any of these products will develop or increase in the future.

    In particular, we have invested significant time and effort, together with a consortium of industry participants, in the development of I2O, a new specification that is intended to create an open standard set of interface specifications for high performance Input Output (I/O) systems. In parallel with this effort, we have developed IxWorks, a real-time operating system for use in conjunction with the I2O specification. The success of the I2O specification and the IxWorks product line depends heavily on its adoption by a broad segment of the industry. We have also spent, and continue to spend, substantial time and financial resources, through two new business units, to develop software solutions for Internet appliances and Internet infrastructure, including Tornado for Managed Switches. These products must be ported to an increasing number of Internet protocols and semiconductor architectures designed specifically for the Internet. If the protocols and semiconductors upon which our Internet products are based ultimately fail to be widely adopted, our products based on those protocols and architectures will fail to achieve market acceptance. If our products fail to achieve market acceptance or if their targeted markets fail to develop, our revenues will decline.

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A SIGNIFICANT PORTION OF OUR REVENUE IS DERIVED FROM ROYALTIES, WHICH ARE
DEPENDENT UPON THE EFFORTS OF THIRD PARTIES OUTSIDE OUR CONTROL.

    Our operating systems are embedded in customers' end-user products, and we receive royalty fees for each copy of our operating system embedded in those products. Our royalty revenues depend upon our ability to successfully negotiate royalty agreements with our customers and, in turn, their successful commercialization of the underlying products. We cannot control their product development or predict its success. If our customers are not successful, our royalty revenues will decline significantly.

WE HAVE RECENTLY BEGUN TO OFFER SOFTWARE CONSULTING SERVICES, WHICH HAVE LOWER MARGINS THAN OUR CORE BUSINESS.

    Our new professional services business is characterized by fixed-price commitments and high costs for personnel and consultants. If this business is not successful, or if it grows more slowly than anticipated, our gross margin will suffer. In addition, we may enter into contracts with development schedules in excess of a year. Failure to manage these contracts efficiently could put additional pressure on our gross margin.

ACQUISITIONS MAY DISRUPT OUR BUSINESS, DILUTE OUR STOCKHOLDERS AND INCREASE OUR INDEBTEDNESS.

    As part of our business strategy, we anticipate that we will continue to acquire or make investments in businesses, products and technologies that complement ours. We have incurred significant costs in connection with completed and pending transactions, and may incur significant costs in connection with future transactions whether or not they actually occur. The transactions may not be completed in a timely manner or at all. We may experience difficulties integrating an acquired company's operations into ours. As a result, we may divert management attention to the integration that would otherwise be available for the ongoing development of our business. In particular, if we are unable to combine our financial and customer databases, we will be unable to operate efficiently. Acquisitions have additional inherent risks, including:

    - difficulties assimilating acquired operations, technologies or products;

    - unanticipated costs; and

    - adverse effects on relationships with customers, suppliers and employees.

    We may not be successful in integrating the businesses, products, technologies or personnel we acquire. Similarly, we cannot guarantee that our investments will yield a significant return if any. To finance acquisitions, we may issue equity securities, which may dilute our earnings per share, or incur significant indebtedness and related interest expense.

FAILURE OF OUR CURRENT AND PLANNED SYSTEMS, PROCEDURES AND CONTROLS TO ADEQUATELY MANAGE AND SUPPORT OUR ANTICIPATED GROWTH AND FUTURE OPERATIONS, COULD DISRUPT OUR BUSINESS.

    We have experienced, and expect to continue to experience, both through acquisitions and internal expansion, significant growth in our headcount and in the scope, complexity and geographic reach of our operations. To support this expansion, we must continue to improve our management controls, reporting systems and procedures. To implement those improvements, we must purchase, develop and maintain complex and expensive systems, such as our enterprise resource planning system and our planned sales force automation system. Our current and planned systems, procedures and controls may not be adequate to support our future operations. Failure of these systems to meet our needs could disrupt our operations.

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IF WE ARE UNABLE TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES IN AN INCREASINGLY
COMPETITIVE ENVIRONMENT, OUR BUSINESS MAY SUFFER.

    Our future success depends, and will continue to depend, on our ability to hire, train, motivate and retain additional highly skilled managerial, product development, marketing, sales, customer support and operations personnel to support our growing business. Competition for these personnel is intense, especially for engineers and especially in the San Francisco Bay Area where we maintain our headquarters and principal engineering facilities. We cannot be certain that we will be successful in recruiting and retaining such personnel. Our failure to do so could impair our ability to compete successfully.

OUR SIGNIFICANT INTERNATIONAL BUSINESS ACTIVITIES SUBJECT US TO ECONOMIC RISKS.

    During the fiscal years ended January 31, 2000 and 1999, we derived approximately 37% of our total revenue from sales outside of North America. We expect that international sales will continue to generate a significant percentage of our total revenue in the foreseeable future, and we also expect to continue to make investments to further expand our international operations and to increase our direct sales force in Europe and Asia. Wind River is in the process of changing its distribution model in Japan to interface with and sell to customers more directly. Although we believe that this change will improve our understanding of and relationships with our customers, during this transition period, we expect to see a decline in revenues in Japan.

    Risks inherent in international operations include:

    - the imposition of governmental controls and regulatory requirements;

    - the costs and risks of localizing products for foreign countries;

    - unexpected changes in tariffs, import and export restrictions and other barriers and restrictions;

    - greater difficulty in accounts receivable collection;

    - the restrictions of repatriation of earnings;

    - the burdens of complying with a variety of foreign laws; and

    - difficulties in staffing and managing foreign subsidiaries and branch operations.

    Any of these events could reduce our international sales and increase our costs of doing business internationally.

GAINS AND LOSSES RESULTING FROM FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES COULD HARM OUR INTERNATIONAL BUSINESS AND OUR OVERALL OPERATING RESULTS.

    As a business with significant international operations, we face exposure to adverse movements in foreign currency exchange rates. Sales by our foreign subsidiaries are denominated in the local currency, and an increase in the relative value of the dollar against such currencies would reduce our revenues in dollar terms or make our products more expensive and, therefore, potentially less competitive in foreign markets. Gains and losses on the conversion to dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in our results of operations.

OUR INTERNATIONAL BUSINESS DEPENDS ON THE EFFORTS OF THIRD PARTY DISTRIBUTORS OUTSIDE OUR CONTROL.

    We rely on distributors for sales of our products in certain foreign countries. Accordingly, we are dependent on their ability to promote and support our products and, in some cases, to translate them into foreign languages. Wind River's international distributors generally offer products of several

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different companies, including in some cases products that are competitive with
Wind River's products. We cannot predict that our international distributors will continue to market our products or provide them with adequate levels of support. If our international distributors do not promote our products effectively, our international revenues could decline.

WE SELL A SIGNIFICANT PORTION OF OUR PRODUCTS TO CUSTOMERS DEPENDENT UPON GOVERNMENT FUNDING, WHICH MAY NOT CONTINUE TO BE AVAILABLE.

    We have derived a portion of our revenues historically from sales of systems built to the VME (versabus module eurocard) standard. These systems typically are used in high cost, low volume applications, including military, telecommunications, space and research applications. Although we believe that revenues from sales of products designed for embedded systems applications (non-VME customers) will account for an increasing percentage of our revenues in the future, we do expect revenues from the VME market to continue to be significant for the foreseeable future. Academic institutions and defense industry participants, which generate most of our VME revenues, are dependent on government funding. Any unanticipated future termination of government funding of VME customers would reduce our revenues.

IF WE LOSE THIRD-PARTY LICENSE RIGHTS, WE MAY NOT BE ABLE TO SELL SOME OF OUR PRODUCTS.

    We license software products from other companies to distribute with some of our products. These third parties may not be able to provide competitive products with adequate features and high quality on a timely basis or to provide sales and marketing cooperation. In addition, our products compete with products produced by some of our licensors. When these licenses terminate or expire, continued license rights might not be available to us on reasonable terms. In addition, we might not be able to obtain similar products to substitute into our tool suites.

THE RIGHTS WE RELY UPON TO PROTECT THE INTELLECTUAL PROPERTY UNDERLYING OUR PRODUCTS MAY NOT BE ADEQUATE, WHICH COULD ENABLE THIRD PARTIES TO USE OUR TECHNOLOGY AND REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

    Our success is partially dependent upon the proprietary technology contained in our products. We currently rely on a combination of patents, copyrights, trademarks, trade secret laws, and contractual provisions to establish and protect our intellectual property rights in our products. We cannot be certain that the steps we take to protect our intellectual property will adequately protect our rights, that others will not independently develop or otherwise acquire equivalent or superior technology, or that we can maintain such technology as trade secrets. For example, end user licenses of our software are frequently in the form of shrink wrap or click wrap license agreements, which are not signed by licensees, and these may be unenforceable in some cases. In addition, policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which software piracy of our products exists, software piracy can be expected to be a persistent problem, particularly in foreign countries, where the laws may not protect our intellectual property as fully as in the United States. Employees, consultants, and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for any such breach.

IF WE ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS THROUGH LITIGATION, THE COSTS COULD BE SIGNIFICANT.

    We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation to determine the validity of any claims, whether or not such litigation is determined in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel from productive tasks.

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THIRD PARTY CLAIMS OF PATENT INFRINGEMENT COULD RESULT IN SUBSTANTIAL COSTS.

    We occasionally receive communications from third parties alleging patent infringement, and there is always the chance that third parties may assert infringement claims against us. Any such claims, with or without merit, could result in costly litigation, expense of significant resources to develop non-infringing technology, cause product shipment delays or require us to enter into royalty or licensing agreements. We cannot be certain that the necessary licenses will be available or that they can be obtained on commercially reasonable terms. If we were to fail to obtain such royalty or licensing agreements in a timely manner and on reasonable terms, our business, financial condition and results of operations would be materially adversely affected. We believe that our products and technology do not infringe on the intellectual property rights of others or upon intellectual property rights that may be granted in the future pursuant to pending applications. We also believe that we will not be required to obtain licenses of technology owned by other parties.

DEFECTS IN OUR PRODUCTS COULD HURT OUR OPERATING RESULTS AND EXPOSE US TO SIGNIFICANT PRODUCT LIABILITY CLAIMS.

    Because of their complexity, software products, including Wind River's, have in the past and may in the future contain undetected or unresolved errors, particularly when first introduced or as new versions are released. Despite extensive testing, errors may be found in our current or future products or enhancements after commencement of commercial shipments. If this occurs, we may experience delay in or loss of market acceptance and sales, product returns, diversion of development resources, injury to our reputation, and increased service and warranty costs.

    Our products are increasingly used in applications, such as network infrastructure, transportation, medical and mission-critical business systems, in which the failure of the embedded system could cause property damage, personal injury or economic loss resulting in product liability claims against us. Although our agreements with our customers typically contain provisions intended to limit our exposure to liability claims, these provisions may not be effective in doing so in all circumstances or in all jurisdictions. We maintain product liability insurance covering certain damages arising from use of our products, however such insurance may not adequately cover claims brought against us. Liability claims against us could require us to spend significant time and money in litigation and, if successful, to pay significant damages.

THE YEAR 2000 PROBLEM MAY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    Although we have not experienced any significant Year 2000 problems in our own or third party software or with our suppliers, it is possible that such problems still exist. If so, we could face unexpected expenses to fix such problems or suffer unexpected outages, either of which would harm our business.

WE HAVE SUBSTANTIAL DEBT SERVICE AND PRINCIPAL REPAYMENT OBLIGATIONS, WHICH COULD MAKE IT DIFFICULT FOR US TO OBTAIN FINANCING.

    We sold $140 million of 5% convertible subordinated notes in 1997, which mature in 2002. This debt financing increased significantly both the ratio of our long-term debt to our total capitalization and our interest expenses. The degree to which we are leveraged could impair our ability to obtain financing for working capital or acquisitions, should we need to do so. The notes are convertible into our common stock at a price of $32.33 per share, and no notes have been converted to date. On August 1, 2002, we will be required either to pay off or refinance any unconverted notes. We do not know if we will be able to refinance the notes on favorable terms or at all. If a significant amount of the notes remains unconverted at maturity and we are unable to refinance the notes, the repayment would deplete our cash reserves significantly.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE; A SIGNIFICANT DECREASE IN OUR STOCK PRICE MAY INCREASE OUR EXPOSURE TO SECURITIES LITIGATION.

    The trading price of our common stock has been and is likely to be volatile. It could fluctuate widely in response to a variety of factors, including:

    - actual or anticipated variations in our operating results;

    - announcements of new products or significant events or transactions by us or our competitors;

    - changes in our industry;

    - changes in financial estimates by securities analysts;

    - pricing pressures;

    - general market conditions;

    - events affecting other companies that investors believe to be comparable to us; and

    - other events or factors that may be beyond our control.

    In recent years, the stock markets in general and the shares of technology companies in particular have experienced extreme price fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of the companies affected. Any change in investors' perception of our prospects could depress our stock price regardless of our results. Other broad market and industry factors may decrease our stock price, as may general political or economic conditions such as recessions or interest rate or currency fluctuations. In the past, following declines in the market price of a company's securities, securities class action litigation often has been instituted against the company. Litigation of this type, even if ultimately unsuccessful, could result in substantial costs and a diversion of management's time and focus.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements in this prospectus and the documents incorporated by reference are forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied in or contemplated by the forward-looking statements. Words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "should," "estimate," "predict," "potential," "continue," or the negative of such terms or other similar expressions, identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described under the caption "Risk Factors" and in the documents incorporated by reference. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not intend to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

     WHERE YOU CAN FIND MORE INFORMATION ABOUT WIND RIVER AND THIS OFFERING

    You should rely only on the information provided or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

    We have filed with the SEC a registration statement on Form S-3 to register the common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We strongly encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement.

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

    The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference which we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

    The following documents filed with the SEC are incorporated by reference in this prospectus:

    1. Our Annual Report on Form 10-K for the fiscal year ended January 31, 2000 as amended by Forms 10-K/A filed May 26 and May 30, 2000;

    2.  Our Quarterly Report on Form 10-Q for the quarter ended April 30, 2000;

    3. Our Current Report on Form 8-K dated March 31, 2000, as amended by Form 8-K/A filed June 7, 2000; and

    4. The description of our common stock set forth in our Registration Statement on Form 8-A, filed with the SEC on March 12, 1993.

    We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Wind River Systems, Inc., 500 Wind River Way, Alameda, California 94501, telephone:
(510) 748-4100.

                                USE OF PROCEEDS

    The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of these shares of common stock.

                              SELLING STOCKHOLDERS

    We are registering the shares covered by this prospectus on behalf of the selling stockholders named in the table below. We issued all of the shares to the selling stockholders in a private placement transaction in connection with our acquisition of Embedded Support Tools on March 31, 2000. We have registered the shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares.

    The following table sets forth the name of each selling stockholder, the number of shares of our common stock owned by each selling stockholder as of June 15, 2000, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by each selling stockholder after this offering is completed. Except as set forth in the table below, none of the selling stockholders has had a material relationship with us within the past three years. The number of shares in the column "Number of Shares Being Offered" represent all of the shares that each selling stockholder may offer under this prospectus. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them. The shares offered by this prospectus may be offered from time to time by the selling stockholders.

    Richard Cote, H. Allan George, Nicholas Lossky, Daniel J. McGillivray, Randall N. Rohrbach, Stuart Schlitt and John P. Shaughnessy have pledged 10,811, 10,811, 32,432, 42,162, 8,108, 21,622 and 10,811, respectively, of their shares to Prudential Securities Inc. to secure indebtedness to Prudential. In the event of a margin call or a default under any of these loans, Prudential Securities may acquire any or all of such shares and will be a selling stockholder under this prospectus with respect to those shares acquired. In such event, the number of shares offered by each of Richard Cote, H. Allan George, Nicholas Lossky, Daniel J. McGillivray, Randall N. Rohrbach, Stuart Schlitt and John P. Shaughnessy will decrease by the number of shares acquired by Prudential from such stockholder.

                                             SHARES BENEFICIALLY
                                               OWNED PRIOR TO      NUMBER OF SHARES   SHARES BENEFICIALLY
NAME                                              OFFERING          BEING OFFERED     OWNED AFTER OFFERING
----                                         -------------------   ----------------   --------------------
Peter Dawson(1)............................       2,193,908           2,193,908                 0
James Watkins(2)...........................         943,461             943,461                 0
John T. W. Baggott(3)......................         943,461             943,461                 0
Richard Cote(2)(4).........................          84,496              83,646               850
H. Allan George(2)(4)......................          92,988              92,138               850
Nicholas Lossky(2)(4)......................         256,034             255,184               850
Daniel J. McGillivray(2)(4)................         332,887             332,037               850
Randall N. Rohrbach(2)(4)..................          70,909              70,059               850
Stuart Schlitt(2)(4).......................         185,975             185,125               850
John P. Shaughnessy(2)(4)..................          94,262              93,412               850
Dawson Family Irrevocable Trust of 1999....          42,460              42,460                 0
Katherine Emily Dawson Gift Trust..........          84,920              84,920                 0
Sarah Elizabeth Dawson Gift Trust..........          84,920              84,920                 0
Nicholas McGillivray Gift Trust............          12,313              12,313                 0
Hannah McGillivray Gift Trust..............          12,313              12,313                 0
Erin McGillivray Gift Trust................          12,313              12,313                 0
Juliette A. Lossky Gift Trust..............          12,313              12,313                 0
Victor A. Lossky Gift Trust................          12,313              12,313                 0
James Richard Cote Gift Trust..............           4,246               4,246                 0
Kristen Lee Cote Gift Trust................           4,246               4,246                 0

------------------------

(1) Peter Dawson is Vice President, Wind River Hardware Software Integration.

(2) Current employee of Embedded Support Tools, a wholly owned subsidiary of Wind River.

(3) Includes 110,396 shares held in the Jonathan A. Baggott Trust.

(4) Includes options to purchase 850 shares of Wind River common stock exercisable within 60 days of the date of this table.

                              PLAN OF DISTRIBUTION

    The selling stockholders may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The selling stockholders may sell their shares in one or more of, or a combination of:

    - a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

    - purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus,

    - an exchange distribution in accordance with the rules of an exchange,

    - ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

    - privately negotiated transactions.

    To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:

    - the name of each selling stockholder and of the participating broker-dealer(s),

    - the number of shares involved,

    - the price at which the shares were sold,

    - the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

    - that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

    - other facts material to the transaction.

    From time to time, a selling stockholder may transfer, pledge, donate or assign its shares of common stock to lenders or others and each of such persons will be deemed to be a "selling stockholder" for purposes of this prospectus. The number of shares of common stock beneficially owned by the selling stockholder will decrease as and when it takes such actions. The plan of distribution for the selling stockholders' shares of common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. Upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

    The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

    In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

    The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

    We will bear all printing, registration and filing fees and our own legal and accounting fees and in connection with the registration of the shares. The selling stockholders will bear their own legal fees and costs and all commissions, discounts and expenses of underwriters or brokers, if any, attributable to the sales of the shares. We and the selling stockholders have agreed to indemnify each other against certain liabilities that could arise from the registration and sale of the shares.

    We currently have Lock-Up Agreements with each of the selling stockholders except John T. W. Baggott. These agreements restrict the number of shares that each selling stockholder may sell prior to certain dates. These restrictions lapse as to approximately 25% of the shares upon the effectiveness of this Registration Statement. The remaining restrictions lapse as to approximately 25% of the shares on each of the one-year, 18-month and two-year anniversaries of the closing of our acquisition of Embedded Support Tools.

    We have agreed to use commercially reasonable efforts to keep the registration statement effective until the earlier of (i) the date on which all Registrable Shares covered by the Registration Statement have been sold to the public pursuant to the Registration Statement, (ii) the later to occur of
(x) 30 days after the expiration of the "Lock-Up Agreement" between Wind River and each of the selling shareholders except John T.W. Baggott covering any of the Registrable Shares and (y) two years after the date the Registration Statement is declared effective, or (iii) the date on which each of the selling stockholders can sell pursuant to Rule 144 all of his Registrable Shares covered by the Registration Statement within three months. The selling stockholders may sell all, some or none of the shares offered by this prospectus.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon by Cooley Godward LLP.

                                    EXPERTS

    The consolidated financial statements and the supplemental pooled consolidated financial statements of Wind River Systems, Inc. as of January 31, 2000 and 1999 and for each of the three years in the period ended January 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

               SUPPLEMENTAL MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion relates solely to the supplemental consolidated financial statements appearing on pages 58 through 81 of this prospectus, and should be read in conjunction with such financial statements and with Wind River's "Management's Discussion of Financial Condition and Results of Operations" covering its audited consolidated financial statements as of and for the three years ended January 31, 2000 included in Wind River's 2000 Annual Report on Form 10-K, which is incorporated by reference into this prospectus.

    The following discussion contains forward-looking statements that involve risks and uncertainties. Wind River's actual results could differ materially from those discussed in any forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section and in the "Risk Factors" section of this prospectus. All forward-looking statements included in this document are based on information available to Wind River on the date hereof, and Wind River assumes no obligation to update any such forward-looking statements. The following discussion should be read in conjunction with the supplemental consolidated financial statements and notes included elsewhere in this report.

    Wind River was founded in 1983 to provide consulting and custom software development services for a variety of business clients. From its inception, Wind River directed its development efforts towards real-time and embedded system applications and released its first commercial product, VxWorks-Registered Trademark-, in 1987. Wind River subsequently broadened its product offerings both internally and through technology and business acquisitions and has become a leading provider of operating systems and development tools for the real-time embedded systems marketplace. During the past six years, Wind River has invested heavily in the development and introduction of its products and in the establishment of worldwide sales, distribution, customer support and consulting capabilities. Wind River markets its products on a worldwide basis through its direct sales force, distributors and value-added resellers. Wind River provides sales, marketing and product support for foreign customers through wholly-owned subsidiary companies in the United States, Europe and a majority-owned subsidiary in Japan.

    Wind River typically charges a one-time fee for a development license and a run-time license fee for each copy of Wind River's operating system embedded in the customer's product. A key component of Wind River's strategy is to significantly increase revenue through run-time license fees. Any increase in the percentage of revenues attributable to run-time licenses will depend on Wind River's successful negotiation of run-time license agreements and on the successful commercialization by Wind River's customers of the underlying products.

    In May 1998, Wind River acquired Zinc Software, Incorporated, a privately held company that develops, markets and supports graphical application software. In connection therewith, Wind River issued 339,917 shares of common stock in exchange for all of the outstanding stock of Zinc. The acquisition was accounted for as a pooling of interests. As the operations of Zinc were not material to Wind River's consolidated operations and financial position, the financial statements of Zinc have been recorded in Wind River's consolidated financial statements as of May 1, 1998.

    During the fiscal year ended January 31, 1999, Wind River paid $500,000 for a 10% interest in the common stock of XACT, Inc. that was accounted for under the cost method. During April 1999, Wind River entered into an asset purchase agreement with XACT pursuant to which Wind River acquired certain office and other equipment from XACT and revised the terms of an existing distribution agreement with XACT. Subsequently, but not pursuant to the asset purchase agreement, Wind River hired a significant number of XACT employees. As a result of these events, Wind River believes the future operations and cash flows of XACT have become uncertain and that Wind River's original investment is not recoverable. Accordingly, Wind River recognized a charge totaling $500,000 for the difference between the carrying amount of its investment and the net realizable value during the first quarter of fiscal year 2000.

    In June 1999, Wind River acquired RouterWare, Incorporated, a corporation that develops and markets a suite of software modules used in data communications products such as bridges, routers, gateways, and remote access servers. Pursuant to the merger agreement, Wind River issued 730,923 shares of its common stock in exchange for all of the outstanding shares of RouterWare common stock and reserved an additional 634,065 shares for issuance upon exercise of outstanding employee stock options assumed in the merger. Wind River recorded this transaction using the pooling of interests accounting method, and all financial data of Wind River has been restated to include the historical financial information of RouterWare. In connection with the acquisition of RouterWare, Wind River incurred approximately $930,000 in merger related expenses consisting primarily of transaction fees.

    On February 15, 2000, Wind River acquired Integrated Systems, Inc., an embedded operating systems and development tool software developer, in a transaction to be accounted for as a pooling of interests. In the acquisition, each outstanding share of Integrated Systems common stock was exchanged for .92 shares of Wind River, resulting in the issuance of an aggregate of 22,499,895 shares of Wind River common stock for all outstanding shares of Integrated Systems common stock. Additionally, approximately 4,493,000 Integrated Systems stock options became options to purchase approximately 4,133,000 shares of Wind River common stock. In connection with the merger of Integrated Systems, Wind River had incurred approximately $4.0 million in deferred merger related costs as of January 31, 2000. These costs are to be charged in the period the acquisition was completed.

    On March 13, 2000, Wind River announced a definitive agreement to acquire AudeSi, a privately held company that supplies innovative embedded Java based tools and other components for building flexible, multi-application consumer devices. Wind River will acquire AudeSi in exchange for an aggregate of 1,075,000 shares of Wind River common stock. Consummation of the acquisition is subject to Canadian regulatory approvals. Upon completion of the acquisition, certain AudeSi staff members will become part of Wind River's Consumer business unit and remain located in Calgary, Alberta, Canada.

    On March 15, 2000, Wind River announced its strategic equity investment in Highlander Engineering, Inc. ("Highlander"), a privately held company. A member of Wind River management will join the Highlander board of directors. During fiscal year 2000, Wind River also made equity investments in Liberate Technologies, Inc. and privately held FlashPoint Technology, Inc.

    On March 31, 2000, Wind River completed its acquisition of Embedded Support Tools Corporation, a worldwide provider of integrated hardware and software tools for programming, testing and debugging embedded systems. Wind River issued an aggregate of 5,474,788 shares of common stock in exchange for all outstanding shares of Embedded Support Tools Corporation and reserved an additional 1,122,855 shares for issuance upon exercise of employee stock options. The acquisition is being accounted for as a purchase.

RESULTS OF OPERATIONS

    The results of operations presented below are for Wind River and have been restated to include the historical financial information of RouterWare and Integrated Systems. Wind River believes that these operating results are not necessarily indicative of results for any future periods. The following table sets forth certain consolidated income statement data and percentage of revenues for the periods indicated:

                                                            YEARS ENDED JANUARY 31,
                                                ------------------------------------------------
                                                     2000             1999             1998
                                                --------------   --------------   --------------
                                                                 (IN THOUSANDS)
Revenues:
  Products....................................  $210,678    67%  $171,792    65%  $131,551    61%
  Services....................................   105,376    33     93,364    35     82,468    39
                                                --------   ---   --------   ---   --------   ---
    Total revenues............................   316,054   100    265,156   100    214,019   100
                                                --------   ---   --------   ---   --------   ---
Cost of revenues:
  Products....................................    27,726     9     23,527     9     20,502    10
  Services....................................    43,362    14     35,938    14     37,063    17
                                                --------   ---   --------   ---   --------   ---
    Total cost of revenues....................    71,088    23     59,465    23     57,565    27
                                                --------   ---   --------   ---   --------   ---
      Gross profit............................   244,966    77    205,691    77    156,454    73
                                                --------   ---   --------   ---   --------   ---
Operating Expenses:
  Selling and marketing.......................   123,265    39     93,686    35     73,950    35
  Product development and engineering.........    55,301    17     37,772    14     31,721    15
  General and administrative..................    33,946    11     23,339     8     19,930     9
  Acquisition related and other...............     9,898     3      7,307     3     15,159     7
  Amortization of goodwill & purchased
    intangibles...............................     6,344     2      1,303     1        688     0
                                                --------   ---   --------   ---   --------   ---
    Total operating expenses..................   228,754    72    163,407    61    141,448    66
                                                --------   ---   --------   ---   --------   ---
Income from operations........................    16,212     5     42,284    16     15,006     7
Other income, net.............................     9,496     3      9,763     4      7,350     3
                                                --------   ---   --------   ---   --------   ---
Income before provision for income taxes......    25,708     8     52,047    20     22,356    10
Provision for income taxes....................    15,345     5     16,791     7     11,957     9
                                                --------   ---   --------   ---   --------   ---
  Net income..................................  $ 10,363(3)   3% $ 35,256(2)  13% $ 10,399(1)   5%
                                                ========   ===   ========   ===   ========   ===

------------------------

(1) Net income before the effect of the adjustment for acquisition related and other charges of $15,159 was $17,679 or 8% of total revenue for the year ended January 31, 1998. The adjustment resulted from the acquisition of in-process technologies from Liberate Technologies, Inc. and Objective Software Technology, Ltd.

(2) Net income before the effect of the adjustment for acquisition related and other of $7,307 was $40,361 or 15% of total revenue for the year ended January 31, 1999. The adjustment resulted from arbitration related expenses in a legal settlement.

(3) Net income before the effect of the adjustment for acquisition related and other of $9,898 and for amortization of goodwill and purchased intangibles of $6,344, was $26,345 or 8% of total revenue for the year ended
    January 31, 2000. These adjustments resulted from the acquisition of in-process technologies from Software Development Systems, Inc ("SDS") and other acquisition related expenses, executive transition costs, and the amortization of goodwill and purchased intangibles, primarily from the acquisition of SDS.

YEARS ENDED JANUARY 31, 2000 AND 1999

REVENUES

    Revenues for fiscal year 2000 were $316.1 million compared to $265.2 million for fiscal year 1999. Product revenues consist of licensing fees from operating system and software development tool products and fees from embedded system run-time licenses. Service revenues are derived from software development and porting contracts, software maintenance and support contracts, customer training and consulting. Software maintenance and support contracts are generally sold separately from the software licenses and tools. The increase in revenues of 19% is due to increases in both product revenues and service revenues. Product revenues accounted for approximately 67% and 65% of the total revenues in fiscal years 2000 and 1999, respectively, with service revenues accounting for the balance of total revenue over this period.

    Product revenues were $210.7 million for fiscal year 2000 compared to $171.8 million for fiscal year 1999. The increase of 23% in product revenues was due primarily to the continued acceptance of Wind River's products, to an increase in run-time license revenues as customer-developed products continue to be accepted by end-users and to the expansion of our product lines resulting from research and development, including the Tornado II integrated development environment, the integration of products from acquired companies, including Tornado for Managed Switches from XACT and Network Protocols from RouterWare and to the acquisition in July 1999 of Software Development Systems, Inc. Product revenues are generally recognized at the time of shipment or upon the delivery of a product master in satisfaction of non-cancelable contractual agreements provided that collection of the resulting receivable is probable, the fee is fixed or determinable and vendor-specific objective evidence ("VSOE") exists to allocate the total fee to all delivered and undelivered elements of the arrangement.

    Service revenues were $105.4 million for fiscal year 2000 compared to $93.4 million for fiscal year 1999. The increase of 13% was primarily due to increases in revenue from maintenance support agreements, both new and recurring and training resulting from the increase in Wind River's installed base of Tornado and pRISM+ software development environments and software applications provided to customers. In addition, revenue from professional services increased as Wind River place additional strategic emphasis in this area. Maintenance contracts are generally prepaid, with the revenue recognized ratably over the period of the contract. Deferred revenue results primarily from customer prepayments under software maintenance, which are recognized ratably over the life of the agreements, certain run-time agreements, which are recognized as target licenses are delivered, and professional services and engineering services contracts or training arrangements, which are recognized as services are performed.

    Revenues from international sales were $117.3 million for fiscal year 2000 compared to $98.1 million for fiscal year 1999. International revenues accounted for 37% of total revenues for each of the fiscal years ended January 31, 2000 and 1999. Revenues from European sources increased 16% from fiscal year 1999 to 2000 while revenues from Japan increased 26% over the same period. Wind River expects international sales to continue to represent a significant portion of revenues, although the percentage may fluctuate from period to period. In the first quarter of fiscal 2001, Wind River began implementing a change in its distribution model in Japan to interface with and sell to customers more directly. Although we believe that this change will improve our understanding of, and relationships with, our customers, during this transition period, we expect revenues from Japan to decline. Wind River's international sales are primarily denominated in the local currencies, and an increase in the relative value of the dollar against such currencies would reduce Wind River's revenues in dollar terms or make Wind River's products more expensive and, therefore, potentially less competitive in foreign markets. Wind River actively monitors its foreign currency exchange exposure; and to date such exposures have not had a material impact on Wind River's results of operations. Wind River enters into forward contracts to hedge the short-term impact of foreign currency fluctuations. Revenues from

Asia Pacific sources including Japan represented 15% of international revenues for both fiscal years 2000 and 1999.

COST OF PRODUCTS

    Cost of products was $27.7 million for fiscal year 2000 compared to $23.5 million for fiscal year 1999. Product-related cost of revenues as a percentage of product revenues was 13% and 14% for fiscal years 2000 and 1999, respectively. Product-related costs consist primarily of royalty payments to third parties for the use of their software, amortization of capitalized software development costs, salaries and benefits for production employees, product media, and documentation and packaging. Wind River's cost of revenue as a percentage of product revenues will be affected in the future by the distribution rights related to the introduction of new products, including Tornado II and a next generation Tornado product, Tornado for Embedded Internet products and Tornado for Managed Switches and by royalty payments to third parties for sales related to their products which are integrated into our technology and are sold as support tools. During fiscal year 2000, Wind River introduced a new pricing model in which it created product bundles that include third party tools that were previously sold separately. As a result, Wind River has experienced an increase in absolute dollars paid to third party vendors for their software tools. We expect the amount paid to third party vendors in the future to increase in absolute dollars. Amortization of capitalized software development costs included in cost of products amounted to $2.4 million and $1.9 million in fiscal years 2000 and 1999, respectively. Wind River will amortize approximately $600,000 of capitalized software development costs in each of the next 5 quarters.

COST OF SERVICES

    Cost of services was $43.4 million for fiscal year 2000 compared to $35.9 million for fiscal year 1999. Service related cost of revenues as a percentage of service revenues was 41% and 38% for fiscal years 2000 and 1999, respectively. Service related cost of revenues consists primarily of personnel related costs associated with providing services to customers and the infrastructure to manage a services organization as well as costs to recruit, develop, and retain services professionals. The increase in cost of service revenues is due to our investment in developing new services offerings and the addition of new personnel and certified third party contractors to our professional services organization. We expect the cost of service revenues will increase in absolute dollars as we continue to increase our customer support staff, customer support capabilities and professional services organization. In addition, we expect our cost of services as a percentage of total revenues to increase as we invest more resources in professional services through Integrated Systems' Doctor Design unit.

SELLING AND MARKETING EXPENSES

    Selling and marketing expenses were $123.3 million for fiscal year 2000 compared to $93.7 million for fiscal year 1999. The increase resulted primarily from increases in sales and marketing personnel both domestically and internationally and increased advertising. As a percentage of total revenues, selling and marketing expenses were 39% and 35% for fiscal years 2000 and 1999, respectively. The increase in absolute dollars and as a percentage of total revenues from fiscal year 1999 to 2000 resulted primarily from the growth of sales and marketing personnel, field engineers, expenses related to marketing and advertising programs and third-party marketing costs for product introductions, including Tornado II, and promotions. We expect our selling and marketing expenses to increase in absolute dollars as we continue to increase our sales and marketing personnel and marketing and advertising programs.

PRODUCT DEVELOPMENT AND ENGINEERING EXPENSES

    Product development and engineering expenses were $55.3 million for fiscal year 2000 compared to $37.8 million for fiscal year 1999, an increase of 46%. As a percentage of total revenues, product development and engineering expenses increased from 14% to 17% from fiscal year 1999 to 2000. The increase in product development and engineering expenses is primarily due to the increase in staff and associated support for engineers to expand and enhance the Wind River's product lines, including the costs associated with integrating engineering teams from XACT, Routerware and SDS. We believe that product development and engineering expenses will continue to increase in absolute dollars as a result of the investment in the internal development of new products, technologies, and through acquisitions of companies and technologies.

GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses were $33.9 million for fiscal year 2000 compared to $23.3 million for fiscal year 1999, an increase of 45%. As a percentage of revenues, general and administrative expenses increased to 11% in fiscal year 2000 from 8% in fiscal year 1999. The increase was primarily due to the growth in infrastructure investments in the areas of information systems, finance and administration and worldwide staff. In 1997, Wind River commenced a worldwide financial business and production systems replacement project that uses software primarily from Oracle. The new systems brought Wind River's business and production computer systems into compliance with Year 2000 requirements and will create the financial system infrastructure to support integration of acquired companies' financial systems. The financial and production systems became operational during the fourth quarter of fiscal year 2000. In fiscal years 2000 and 1999, Wind River incurred $4.9 and $1.1 million, respectively, to implement the Oracle software. Wind River believes that general and administrative expenses will increase as it continues to invest in worldwide staff and infrastructure in the areas of information systems, finance and administration and integrating the financial and administrative operations of Integrated Systems.

    We allocate the total costs for information technology and facilities to each of the functional areas that uses the information technology and facilities services based on their headcount. Information technology allocated costs include salaries, information technology, project costs, communication costs and depreciation expense for shared infrastructure costs. Facilities allocated costs include facility rent for the corporate offices as well as shared function offices, property taxes, depreciation expenses for office furniture and other department operating costs.

ACQUISITION RELATED AND OTHER COSTS

    Acquisition related and other costs were $9.9 million for fiscal year 2000. These costs relate primarily to Integrated Systems' acquisition in July 1999 of Software Development Systems, Inc. ("SDS"), including a $6.3 million charge relating to the write-off of in-process research and development costs, and to the acquisition of RouterWare and the costs associated with hiring the XACT employees, acquiring equipment and other assets of XACT and revising a second distribution agreement for another product with XACT. Other costs in fiscal year 1999 of $7.3 million consisted of arbitration-related expenses from a legal settlement at Integrated Systems.

    In connection with the acquisition of Integrated Systems, we expect to incur integration costs in fiscal year 2001. The cost estimated to be incurred in fiscal year 2001 is approximately $25.0 million, of which the majority is expected to be incurred during the first quarter.

AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLES

    Amortization of goodwill and purchased intangibles was $6.3 million in fiscal year 2000 compared to $1.3 million in fiscal year 1999. This increase was primarily due to Integrated Systems' acquisition of

SDS in the second quarter of fiscal year 2000. In the first quarter of fiscal year 2001, we expect to expense approximately $6.8 million of goodwill and purchased intangibles and write off approximately $3.7 million of in-process research and development as a result of recent acquisitions. We expect to expense approximately $19.5 million of goodwill and purchased intangibles acquired through acquisitions over each of the following 16 quarters. The increase is primarily due to our recent acquisition of EST. Wind River's results from operations will also be affected in the future by the amortization of goodwill and purchased intangibles related to the acquisition of AudeSi.

OTHER INCOME AND EXPENSE

    Other income and expense includes interest income earned from the investment of excess cash, interest expense incurred on the 5.0% Convertible Subordinated Notes, due in 2002 (the "Notes") issued in July 1997, gains and losses related to inter-company foreign currency transactions and income and losses related to the 30% minority interest held by the Japanese participants in Wind River's subsidiary in Japan, WRSKK.

    Interest income was $18.9 million for fiscal year 2000 compared to $18.6 million for fiscal year 1999. The increase is primarily due to a larger investment portfolio and restricted cash accounts as well as higher interest rates on invested balances. Total cash, investments and restricted cash at January 31, 2000 and 1999 was approximately $352.3 million and $325.0 million, respectively.

    Net interest expense was $9.1 million for fiscal year 2000 compared to $8.7 million for fiscal year 1999. The increase in net interest expense and other is related to a charge during the first quarter of $500,000 relating to the difference between the carrying amount of our investment in XACT and the net realizable value and a distribution agreement with XACT because XACT was unable to complete the development of their product that is subject to the distribution agreement. Wind River also incurred interest on the Notes and amortization of certain issuance costs associated with the Notes. The interest on the Notes is payable on February 1 and August 1 of each year commencing February 1, 1998. The Notes mature on August 1, 2002.

PROVISION FOR TAXES

    The effective tax rate was 59.7% for fiscal year 2000 compared to 32.2% for fiscal year 1999. The increase is primarily due to non-deductible acquisition costs related to SDS. Excluding the impact of these costs, the effective tax rate for fiscal year 2000 was 37.2%. The 32.2% effective tax rate for fiscal year 1999 includes a $2.4 million federal tax benefit related to a tax election at Integrated Systems. Excluding this tax benefit, the effective tax rate for fiscal year 1999 was 36.9%. Variations in the effective tax rate result primarily from differences between foreign and domestic tax rates and the ratio of foreign taxable income to domestic taxable income and varying levels of research and development credits.

YEARS ENDED JANUARY 31, 1999 AND 1998

REVENUES

    Revenues for fiscal year 1999 were $265.1 million compared to $214.0 million for fiscal year 1998. The increase in revenues of 24% is due to increases in both Wind River's product revenue and services revenues. Product revenues accounted for approximately 65% and 61% of the total revenues in fiscal years 1999 and 1998, respectively, with service revenues accounting for the balance of total revenue over this period.

    Revenues from the sale of products were $171.8 million for fiscal year 1999 compared to $131.6 million for fiscal year 1998. The increase of 31% in product revenues was due primarily to the continued acceptance of Wind River's products and increased run-time license revenues. Tornado was first introduced in fiscal year 1996, and its sales have continued to grow, as Tornado has become available for use with more host platforms and microprocessor targets. In addition, demand grew for Tornado in Windows-based customer development environments. Run-time license revenue has increased each year in conjunction with growing shipments of customers' products and systems that incorporate the VxWorks operating system. Additionally, revenue from the licensing of the pRISM+, SNiFF+ and Diab Data products increased between fiscal years 1998 and 1999.

    Wind River's service revenues were $93.3 million for fiscal year 1999 compared to $82.5 million for fiscal year 1998. The increase of 13% was primarily due to an increase in maintenance support agreements and training resulting from the increase in Wind River's installed base of Tornado software development environment and software applications provided to customers and engineering services contracts primarily related to porting Wind River's VxWorks operating system to microprocessor families.

    Revenues from international sales were approximately $98.1 million for fiscal year 1999 compared to $76.8 million for fiscal 1998. International revenues accounted for 37% and 36% of total revenues for the fiscal years ended January 31, 1999 and 1998, respectively. Revenues from Japan increased over 25% from fiscal year 1998 to 1999. Revenues from other international sources represented 24% and 23% of international revenues for the year ended
January 31, 1999 and 1998, respectively.

COST OF PRODUCTS

    Cost of products was $23.5 million for fiscal year 1999 compared to $20.5 million for fiscal year 1998. Product-related cost of revenues as a percentage of product revenues was 14% and 16% in fiscal years 1999 and 1998, respectively. Product-related costs consist primarily of salaries and benefits for production employees, product media, and royalty payments to third parties for the use of their software and documentation and packaging. Product costs also include license and other direct purchase costs of third-party software that is distributed by or integrated into Wind River's products and the amortization of capitalized software development costs. Amortization of capitalized software development costs included in cost of products amounted to $1.9 million and $1.6 million in fiscal years 1999 and 1998, respectively.

COST OF SERVICES

    Cost of services was $35.9 million for fiscal year 1999 compared to $37.1 million for fiscal year 1998. Service related cost of revenues as a percentage of service revenues was 38% and 45% for fiscal years 1999 and 1998, respectively. The increase in costs of service revenues is due to investment in developing new services offerings, including consulting, and the addition of service professionals.

SELLING AND MARKETING EXPENSES

    Selling and marketing expenses were $93.7 million for fiscal year 1999 compared to $74.0 million for fiscal year 1998 or 35% of total revenues for both fiscal years. The increase of 27% from fiscal year 1998 to 1999 in absolute dollars resulted primarily from the growth of sales and marketing personnel and field engineers and related costs and increases in expenses related to marketing and advertising programs and third-party marketing costs for product introductions and promotions. During the fourth quarter of fiscal year 1999, Wind River announced and launched the introduction of Tornado II, an enhanced version of its integrated development environment.

PRODUCT DEVELOPMENT AND ENGINEERING EXPENSES

    Product development and engineering expenses were $37.8 million for fiscal year 1999 compared to $31.7 million for fiscal year 1998, an increase of 19%. As a percentage of revenues, product development and engineering expenses decreased from 15% to 14% from fiscal year 1998 to 1999. The dollar increase in product development and engineering expense is primarily due to the increase in staff and associated support for engineers to expand and enhance the Wind River and Integrated Systems product lines, including the Tornado II integrated development environment.

GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses were $23.3 million for fiscal year 1999 compared to $19.9 million for fiscal year 1998, an increase of 17%. As a percentage of revenues, general and administrative expenses decreased slightly from 9% in fiscal year 1998 to 8% in fiscal year 1999. The increase in absolute dollars was primarily due to the growth in worldwide staff and infrastructure investments in the areas of information systems, finance and administration. In addition, general and administrative expenses increased in fiscal year 1998 due to the acquisition of Epilogue and the consolidation of Diab Data. In 1997, Wind River commenced a worldwide financial business and production systems replacement project that uses software primarily from Oracle. The new systems were implemented, in part, to bring Wind River's business and production computer systems into compliance with Year 2000 requirements.

ACQUISITION RELATED COSTS

    On December 31, 1997, Wind River entered into an OEM license agreement with Liberate Technologies, Inc. to license the right to access and modify the source code version of certain Liberate Technologies, Inc. technology and to duplicate, distribute and sublicense the object code version of such modified source code included with certain of Wind River's future products. Under this agreement, Wind River paid $9.8 million for non-exclusive, restricted, perpetual rights to the technology and $200,000 for Liberate Technologies, Inc. engineering services incurred prior to source code delivery. In addition, selected elements of the Liberate Technologies, Inc. technology require Wind River to pay additional per unit royalties in the event Wind River's future sales of products that include the modified Liberate Technologies, Inc. technology exceed specified volume levels. The licensed source code will be ported by Wind River to its VxWorks, IxWorks, WiSP and other real time embedded operating systems and will become a component of future products. At the date the source code was acquired, there were no working models of such products incorporating the licensed technology and because of the restrictive nature of the license agreement, there were no alternative future uses for such technology in research and development. Accordingly, the aggregate purchase price of $10.0 million was expensed immediately as in-process research and development.

    On January 30, 1998, Wind River acquired Objective Software
Technology, Ltd. ("OST"), a privately held Scotland-based company that designs and markets visualization tools for development of embedded systems. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair market value of the net tangible assets acquired aggregated approximately $6.1 million, of which $4.1 million was allocated to in-process research and development and expensed immediately. Wind River used the discounted cash flow ("DCF") approach to determine the fair value of OST and its identifiable assets, including the value of the products in the development stage which were not considered to have reached technological feasibility. The DCF approach includes an analysis of the markets, completion costs, cash flows, other required assets, contributions made by core technology, and risks associated with achieving such cash flows. The balance of the excess acquisition cost was allocated to acquired technology ($2.0 million) which is being amortized over three years.

AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLES

    Amortization of goodwill and purchased intangibles increased from $0.7 million in fiscal year 1998 to $1.3 million in fiscal year 1999, as a result of the acquisition of OST.

OTHER INCOME AND EXPENSE

    Interest income was $18.6 million for fiscal year 1999 compared to $11.7 million for fiscal year 1998. The increase is primarily due to higher average cash and investment balances, primarily due to the cash received from the issuance of the Notes, and to the transition of Wind River's investment portfolio from tax-free investments to taxable investments.

    Interest expense and other was $8.9 million for fiscal year 1999 compared to $4.3 for fiscal year 1998. The increase in interest expense is primarily related to the interest incurred for the entire year in fiscal year 1999 on the Notes and amortization of certain issuance costs associated with the Notes. The interest on the Notes is payable on February 1 and August 1 of each year commencing February 1, 1998. The Notes mature on August 1, 2002.

PROVISION FOR TAXES

    The effective tax rate was 32.2% for fiscal year 1999 compared to 53.5% for fiscal year 1998. The higher tax rate in fiscal year 1998 was attributable to a portion of the write-off of certain acquired in-process research and development being non-deductible. The overall changes in the effective tax rates is also attributable to the difference between foreign and domestic tax rates and the ratio of foreign taxable income to domestic taxable income, varying levels of available research and development credits, and varying levels of tax-exempt interest income.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth selected unaudited quarterly information for Wind River's last eight fiscal quarters, which has been restated to include the historical financial information of RouterWare and Integrated Systems. Wind River believes that this information has been prepared on the same basis as the audited supplemental consolidated financial statements appearing in of this Form S-3 and believes that all necessary adjustments (consisting only of normal recurring adjustments) have been included in the amounts stated below and present fairly the results of such periods when read in conjunction with the audited supplemental consolidated financial statements and notes thereto.

    All share and per share amounts in this report have been adjusted to give effect to three-for-two stock splits by means of stock dividends paid on February 4, 1999.

                                                                             THREE MONTHS ENDED
                                            -------------------------------------------------------------------------------------
                                            JAN. 31,   OCT. 31,   JUL. 31,   APR. 30,   JAN. 31,   OCT. 31,   JUL. 31,   APR. 30,
                                              2000       1999       1999       1999       1999       1998       1998       1998
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Products................................  $63,629    $56,143    $47,978    $42,928    $49,883    $45,393    $40,705    $35,811
  Services................................   27,578     27,698     24,746     25,354     24,252     23,715     23,052     22,345
                                            -------    -------    -------    -------    -------    -------    -------    -------
Total revenues............................   91,207     83,841     72,724     68,282     74,135     69,108     63,757     58,156
                                            =======    =======    =======    =======    =======    =======    =======    =======
Cost of revenues:
  Products................................    8,260      6,277      7,514      5,675      7,582      6,064      4,964      4,917
  Services................................   12,461     10,853     10,247      9,801      7,258      9,933      9,979      8,768
                                            -------    -------    -------    -------    -------    -------    -------    -------
Total cost of revenues....................   20,721     17,130     17,761     15,476     14,840     15,997     14,943     13,685
                                            -------    -------    -------    -------    -------    -------    -------    -------
Gross profit..............................   70,486     66,711     54,963     52,806     59,295     53,111     48,814     44,471
                                            =======    =======    =======    =======    =======    =======    =======    =======
Operating Expenses:
  Selling and marketing...................   37,589     31,305     28,147     26,224     26,134     23,483     22,232     21,837
  Product development and engineering.....   16,554     14,506     12,609     11,632      9,645      9,164      9,365      9,598
  General and administrative..............   11,381      8,937      7,217      6,411      7,655      5,292      5,354      5,038
  Acquisition related and other...........      602      1,740      7,254        302      5,130      1,117      1,060         --
  Amortization of goodwill and purchased
    intangibles...........................    2,771      2,527        763        283        302        303        331        367
                                            -------    -------    -------    -------    -------    -------    -------    -------
    Total operating expenses..............   68,897     59,015     55,990     44,852     48,866     39,359     38,342     36,840
                                            =======    =======    =======    =======    =======    =======    =======    =======
Income (loss) from operations.............    1,589      7,696     (1,027)     7,954     10,429     13,752     10,472      7,631
Other income, net.........................    3,021      1,998      2,561      1,916      2,784      2,584      2,533      1,862
                                            -------    -------    -------    -------    -------    -------    -------    -------
Income before provision for income
  taxes...................................    4,610      9,694      1,534      9,870     13,213     16,336     13,005      9,493
Provision for income taxes................    5,758      3,495      2,603      3,489      4,780      6,033      4,803      1,175
                                            -------    -------    -------    -------    -------    -------    -------    -------
    Net income (loss).....................  $(1,148)   $ 6,199    $(1,069)   $ 6,381    $ 8,433    $10,303    $ 8,202    $ 8,318
                                            =======    =======    =======    =======    =======    =======    =======    =======
Net income (loss) per share:
  Basic...................................  $ (0.02)   $  0.10    $ (0.02)   $  0.10    $  0.14    $  0.17    $  0.13    $  0.14
  Diluted.................................  $ (0.02)   $  0.09    $ (0.02)   $  0.10    $  0.13    $  0.16    $  0.12    $  0.13
Weighted average common and common
  equivalent shares:
  Basic...................................   64,489     63,477     62,253     62,162     61,684     61,597     61,854     61,079
  Diluted.................................   64,489     65,976     62,253     65,557     65,926     65,223     66,167     65,789

LIQUIDITY AND CAPITAL RESOURCES

    At January 31, 2000, Wind River had working capital of approximately $106.7 million and cash and investments of approximately $312.5 million, which include investments with maturities of greater than one year of $205.9 million and excludes restricted cash of $39.7 million. Wind River invests primarily in instruments that are highly liquid and of investment grade.

    In fiscal year 2000, Wind River's operating activities provided net cash of $35.5 million due primarily to net income, the non-cash impact of depreciation and amortization, and an increase in deferred revenue. These sources of cash were partially offset by increases in accounts receivable and prepaid and other assets. The increase in accounts receivable is due to the increased sales activities in response to higher customer demand for Wind River's products and services and the implementation of Oracle which caused certain delays in our collection process. The increase in prepaid and other current assets is primarily due to a receivable relating to an equity investment sale, interest receivable on investments, prepaid integration costs, prepaid royalty costs and prepaid sales expenses.

    In fiscal year 1999, Wind River's operating activities provided net cash of $53.8 million due primarily to net income, the tax benefit related to employee stock option exercises, and the non-cash impact of depreciation and amortization. These sources of cash were partially offset by increases in accounts receivable and prepaids and other assets. The increase in accounts receivable is due to the increased sales activities in response to higher customer demand for Wind River's products and services. The increase in prepaids and other current assets is primarily due to interest receivable on investments and prepaid foreign and state taxes.

    In fiscal year 2000, Wind River's investing activities used net cash of $23.2 million. Uses of cash relating to the purchases of investments, purchases of investments held as collateral for the second operating lease, the acquisition of SDS, and the acquisition of equipment were partially offset by cash provided from the sale of investments. Restricted cash increased due to the new collateral funding for the second operating lease of the two additional buildings that are under construction at Wind River's headquarters. The collateral consists of direct obligations of the United States government, with the majority being long-term investments.

    In fiscal year 1999, Wind River's investing activities used net cash of $101.5 million. Uses of cash relating to the acquisition of equipment, purchases of investments and purchases of investments held as collateral for the operating lease and an accreting interest rate swap agreements were partially offset by cash provided from the sale of investments. As Wind River transitioned its investment portfolio from short-term to long-term investments, its long-term investments increased by $101.7 million. Restricted cash increased primarily due to the increased collateral funding for the operating lease of Wind River's new headquarters. The collateral consists of direct obligations of the Unites States government, with the majority being long-term securities.

    In fiscal year 2000, Wind River's financing activities provided net cash of $9.7 million. Cash provided by the issuance of Common Stock for stock option exercises and the line of credit were offset by Common Stock repurchases, treasury stock repurchases and a loan to a member of the Board of Directors for the purchase of Wind River stock. During fiscal 2000, Wind River repurchased approximately 165,000 shares of Common Stock at an aggregate cost of approximately $4.0 million, which was accounted for as treasury stock. In June 1999, the Board of Directors rescinded all stock repurchase authorizations. We have not made any repurchases since March 17, 1999. On September 7, 1999, our chief executive officer signed a secured promissory note with the Company to borrow up to $2.4 million. As of January 31, 2000, the CEO had borrowed
$1.9 million against this note.

    In fiscal year 1999, Wind River's financing activities used net cash of $6.0 million. Cash provided by the issuance of Common Stock for stock option exercises was offset by treasury stock repurchases and Integrated Systems' repurchase of common stock.

    In July 1997, Wind River issued $140 million of 5% Convertible Subordinated Notes (the "Notes"), which mature on August 1, 2002. The Notes are subordinated to all existing and future senior debt and are convertible into shares of Wind River's Common Stock at a conversion price of $32.33 per share. The Notes are redeemable at the option of Wind River, in whole or in part, at any time on or after August 2, 2000 at 102% of the principal amount initially, and thereafter at prices declining to 100% at maturity, in each case plus accrued interest. Each holder of these Notes has the right, subject to certain conditions and restrictions, to require Wind River to offer to repurchase all outstanding Notes, in whole or in part, owned by such holder, at specified repurchase prices plus accrued interest upon the occurrence of certain events. The $5.1 million of costs incurred in connection with the offering are included in prepaid and other assets. These unamortized costs are being amortized to interest expense over the 5-year term of the Notes using the straight-line method, which approximates the effective interest method. Interest on the Notes began accruing July 31, 1997 and is payable semi-annually on February 1 and August 1, commencing on February 1, 1998.

    In fiscal year 2000, Wind River entered into a second operating lease agreement for the construction of two additional buildings at its headquarters facility. As of January 31, 2000, the lessor has funded a total of $4.0 million of construction costs and has committed to fund up to a maximum of $26.0 million. Construction of the buildings is currently expected to be completed in January 2001. The operating lease payments will vary based upon the total construction costs of the property, which include capitalized interest and LIBOR.

    In fiscal year 1998, Wind River entered into an operating lease for its current headquarters facility constructed on land owned by Wind River in Alameda, California. Construction was completed in the second quarter of fiscal year 2000. The lease was finalized in August 1999 and the lessor has funded a total of $32.4 million of construction costs. The operating lease payments began in August 1999 and are based on the total construction costs of the property, including capitalized interest, and LIBOR.

    In connection with the lease of Wind River's new headquarters, Wind River is obligated to enter into a ground lease of its land in Alameda, California with the lessor of the building at a nominal rate and for a term of 55 years. If Wind River terminates or does not negotiate an extension of the building lease the ground lease converts to a market rental rate. The ground lease provides Wind River with the option at the end of the lease terms to either acquire the buildings at the lessor's original cost or arrange for the buildings to be acquired. Wind River has guaranteed the residual value associated with the buildings under the first operating lease and second operating lease to the lessor of approximately 82% and 84.5%, respectively, of the lessor's actual funding of $32.4 million on the first operating lease and obligated funding of $26.0 million on the second operating lease, respectively. Wind River is also required to deposit fixed income securities with a custodian as a deposit to secure the performance of its obligations under the lease. In addition, under the terms of the lease, Wind River must maintain compliance with certain financial covenants. As of January 31, 2000, Wind River was in compliance with these covenants. Management believes that the contingent liability relating to the residual value guarantee will not have a material adverse effect on Wind River's financial condition or results of operations.

    On March 18, 1998, Wind River entered into an accreting interest rate swap agreement to reduce the impact of changes in interest rates on its floating rate operating lease for its new corporate headquarters. This agreement effectively changes Wind River's interest rate exposure on its operating lease, which is based on the one month LIBOR to a fixed rate of 5.9%. The differential to be paid or received under this agreement will be recognized as an adjustment to rent expense related to the operating lease. The agreement matures at the same time as the operating lease expires. The amounts potentially subject to credit risk (arising from the possible inability of counterparty to meet the term of the contract) are generally limited to the amounts, if any, by which the counterparty's obligations exceed the obligations of Wind River. Wind River manages potential counterparty credit risk prior to entering into transactions by requiring that all counterparties have at least a AA Standard and Poor's, or Moody's equivalent, long-term senior debt rating.

    Wind River has an investment portfolio of fixed income securities that are classified as available-for-sale securities. These securities, like all fixed income instruments, are subject to interest rate risk and will decline in value if market interest rates increase. Wind River attempts to limit this exposure by investing primarily in high-grade securities.

    Management believes that Wind River's working capital and cash flow generated from operations are sufficient to meet its working capital requirements for planned expansion, product development and capital expenditures for at least the next twelve months.

"YEAR 2000" ISSUES

    We reviewed and tested our internal programs and those of our newly acquired businesses and determined that there are no significant Year 2000 issues within our or their mission critical systems or services. Our review of the third-party software we and our subsidiaries use identified certain software "patches" for third-party software that needed to be implemented for Year 2000 compliance. All of these patches were implemented prior to January 1, 2000. We have not experienced any problems with our computer systems relating to such systems being unable to recognize appropriate dates related to the year 2000. We are also not aware of any material problems with our customers or suppliers.

Accordingly, we do not anticipate incurring material expenses or experiencing any material operational disruption as a result of any year 2000 issues.

EURO CURRENCY

    On January 1, 1999, several member countries of the European Union established fixed conversion rates between their sovereign currencies and adopted the Euro as their new common legal currency. Since that date, the Euro has traded on currency exchanges. The legacy currencies will remain legal tender in the participating countries for a transition period between January 1999 and January 1, 2002. During the transition period, non-cash payments can be made in the Euro, and parties can elect to pay for goods and services and transact business using either the Euro or a legacy currency. Between January 1, 2002 and July 1, 2002, the participating countries will introduce Euro notes and coins and withdraw all legacy currencies from circulation. The Euro conversion may affect cross-border competition by creating cross-border price transparency. Wind River is assessing its pricing and marketing strategy in order to insure that it remains competitive in a broader European market and is reviewing whether certain existing contracts will need to be modified. Wind River has assessed the ability of information technology systems to allow for transactions to take place in both the legacy currencies and the Euro and the eventual elimination of the legacy currencies and believes that its information technology systems will not be affected by the transition to the Euro. Wind River does not presently expect that introduction and use of the Euro will materially affect Wind River's foreign exchange exposures and hedging activities or will result in any material increase in costs to Wind River. Wind River's currency risk and risk management for operations in participating countries may be reduced as the legacy currencies are converted to the Euro. Final accounting, tax and governmental, legal and regulatory guidance is not available. Wind River will continue to evaluate issues involving introduction of the Euro. Based on current information and our current assessment, we do not expect that the Euro conversion will have a material adverse effect on our business, financial condition or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, in which it agreed to defer for one year the implementation date of SFAS No. 133.

    In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition," which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. The Company believes the adoption of SAB 101 will not have a material impact on the Company's financial position and results of operations.

    In March 2000, the FASB issued Interpretation No. 44, ("FIN 44"), Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB
25. This Interpretation clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and
(d) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this Interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000. Wind River has not yet determined the impact, if any, of adopting this interpretation.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Wind River Systems, Inc.

    In our opinion, the accompanying consolidated balance sheets, and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Wind River Systems, Inc. and its subsidiaries at January 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As described in Note 17, on February 15, 2000, Wind River Systems, Inc. merged with Integrated Systems, Inc. in a transaction accounted for as a pooling of interests. The accompanying supplemental consolidated financial statements give retroactive effect to the merger of Wind River Systems, Inc. with Integrated Systems, Inc. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of Wind River System, Inc. and subsidiaries after financial statements covering the date of consummation of the business combination are issued.

    In our opinion, the accompanying supplemental consolidated balance sheets and the related supplemental consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Wind River Systems, Inc. and its subsidiaries at January 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
March 2, 2000

                            WIND RIVER SYSTEMS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                 YEARS ENDED JANUARY 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                      (IN THOUSANDS,
                                                                EXCEPT PER SHARE AMOUNTS)
Revenues:
  Products..................................................  $125,529   $ 98,844   $68,380
  Services..................................................    45,581     33,058    25,390
                                                              --------   --------   -------
    Total revenues..........................................   171,110    131,902    93,770
                                                              --------   --------   -------

Cost of revenues:
  Products..................................................    11,124      8,224     6,349
  Services..................................................    20,508     12,999     9,633
                                                              --------   --------   -------
    Total cost of revenues..................................    31,632     21,223    15,982
                                                              --------   --------   -------

      Gross profit..........................................   139,478    110,679    77,788
                                                              --------   --------   -------

Operating expenses:
  Selling and marketing.....................................    60,962     45,968    33,226
  Product development and engineering.......................    29,659     19,147    12,898
  General and administrative................................    15,964      8,174     6,792
  Acquisition related costs.................................     1,436         --    15,159
  Amortization of goodwill and purchased intangibles........       816        780        --
                                                              --------   --------   -------
    Total operating expenses................................   108,837     74,069    68,075
                                                              --------   --------   -------

Income from operations......................................    30,641     36,610     9,713
                                                              --------   --------   -------

Other income (expense):
  Interest income...........................................    15,378     13,679     7,743
  Interest expense and other, net...........................    (9,112)    (8,727)   (4,213)
  Minority interest in consolidated subsidiary..............      (327)      (151)      (88)
                                                              --------   --------   -------
    Total other income......................................     5,939      4,801     3,442
                                                              --------   --------   -------
Income before provision for income taxes....................    36,580     41,411    13,155
Provision for income taxes..................................    14,109     15,788     8,829
                                                              --------   --------   -------
    Net income..............................................  $ 22,471   $ 25,623   $ 4,326
                                                              ========   ========   =======
Net income per share:
  Basic.....................................................  $    .54   $    .64   $   .11
  Diluted...................................................  $    .50   $    .58   $   .10
                                                              --------   --------   -------
Weighted average common and common equivalent shares:
  Basic.....................................................    41,674     40,267    38,915
  Diluted...................................................    44,778     43,843    43,567
                                                              --------   --------   -------

          See accompanying notes to consolidated financial statements.

                            WIND RIVER SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                   JANUARY 31,
                                                              ---------------------
                                                                2000        1999
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   PAR VALUE)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 58,621    $ 42,837
  Short-term investments....................................    28,355      11,043
  Accounts receivable, net of allowances of $2,405 and
    $1,550..................................................    48,621      30,926
  Prepaid and other current assets..........................    21,893      10,598
                                                              --------    --------
    Total current assets....................................   157,490      95,404
Investments.................................................   181,600     158,628
Land and equipment, net.....................................    35,755      31,513
Other assets................................................     8,621      10,011
Restricted cash.............................................    39,744      34,157
                                                              --------    --------
      Total assets..........................................  $423,210    $329,713
                                                              ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  6,393    $  3,472
  Line of credit............................................     5,094          --
  Accrued liabilities.......................................    11,059      10,005
  Accrued compensation......................................    10,335       6,030
  Income taxes payable......................................     9,862         445
  Deferred revenue..........................................    24,476      17,318
                                                              --------    --------
    Total current liabilities...............................    67,219      37,270
Deferred taxes payable......................................    12,408          --
Convertible subordinated notes..............................   140,000     140,000
                                                              --------    --------
    Total liabilities.......................................   219,627     177,270
                                                              --------    --------

Minority interest in consolidated subsidiary................       878         551
                                                              --------    --------

Commitments and contingencies (Note 12)

Stockholders' equity:
  Common Stock, par value $.001; 125,000 authorized; 43,730
    and 42,449 shares issued; 42,453 and 41,337 shares
    outstanding.............................................        43          42
  Additional paid in capital................................   140,715     126,855
  Loan to stockholder.......................................    (1,900)         --
  Treasury stock, 1,277 and 1,112 shares at cost............   (29,488)    (25,491)
  Accumulated other comprehensive income (loss).............    18,300      (2,155)
  Retained earnings.........................................    75,035      52,641
                                                              --------    --------
    Total stockholders' equity..............................   202,705     151,892
                                                              --------    --------
    Total liabilities and stockholders' equity..............  $423,210    $329,713
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                            WIND RIVER SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED JANUARY 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................  $ 22,471   $ 25,623   $  4,326
  Adjustments to reconcile net income to net cash provided
    by operations:
      Depreciation and amortization.........................    10,523      8,531      4,806
      Tax benefit from stock plan...........................     5,000     13,400      7,000
      Write-off of impaired assets..........................       500         --         --
      Deferred income taxes.................................       (92)      (244)    (2,894)
      Minority interest in consolidated subsidiary..........       327        151         88
      Acquired in-process research and development..........        --         --     15,159
      Change in assets and liabilities:
        Accounts receivable.................................   (17,695)   (12,552)    (4,449)
        Prepaid and other assets............................   (13,415)    (5,318)    (5,670)
        Accounts payable....................................     2,921       (487)     2,015
        Accrued liabilities.................................     1,054       (235)     4,387
        Accrued compensation................................     4,305        489      1,050
        Income taxes payable................................     9,417       (729)     2,368
        Deferred revenue....................................     7,158      2,164      8,883
                                                              --------   --------   --------
        Net cash provided by operating activities...........    32,474     30,793     37,069
                                                              --------   --------   --------

Cash flows from investing activities:
  Acquisition of land and equipment.........................   (11,755)   (12,770)   (19,704)
  Capitalized software development costs....................        --         --       (803)
  Acquisitions, net of cash acquired........................        --         --    (20,553)
  Purchases of investments..................................  (124,907)  (232,193)  (264,048)
  Sales and maturities of investments.......................   118,422    188,231    236,010
  Restricted cash...........................................    (5,587)   (31,647)    (2,510)
                                                              --------   --------   --------
        Net cash used in investing activities...............   (23,827)   (88,379)   (71,608)
                                                              --------   --------   --------

Cash flows from financing activities:
  Line of credit............................................     5,094         --         --
  Issuance of Common Stock, net.............................     8,861      9,484      4,265
  Purchase of treasury stock................................    (3,997)   (10,006)   (12,364)
  Loan to stockholder.......................................    (1,900)        --         --
  Issuance of convertible subordinated notes, net...........        --         --    134,925
                                                              --------   --------   --------
        Net cash provided by (used in) financing
          activities........................................     8,058       (522)   126,826
                                                              --------   --------   --------
Effect of exchange rate changes on cash and cash
  equivalents...............................................      (844)       157     (1,390)
Effect of changing fiscal year of acquired subsidiary.......       (77)        --         --
                                                              --------   --------   --------
        Net increase (decrease) in cash and cash
          equivalents.......................................    15,784    (57,951)    90,897
Cash and cash equivalents at beginning of year..............    42,837    100,788      9,891
                                                              --------   --------   --------
Cash and cash equivalents at end of year....................  $ 58,621   $ 42,837   $100,788
                                                              ========   ========   ========
Supplemental disclosures of cash flow information:
      Cash paid for interest................................  $  9,414   $  7,000         --
      Cash paid for income taxes............................  $  1,995   $  1,897   $  3,372
                                                              --------   --------   --------

          See accompanying notes to consolidated financial statements.

                            WIND RIVER SYSTEMS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                        ACCUMULATED
                                                     ADDITIONAL                                            OTHER
                                COMMON     STOCK      PAID IN       LOAN TO     TREASURY     STOCK     COMPREHENSIVE
                                SHARES     AMOUNT     CAPITAL     STOCKHOLDER    SHARES     AMOUNT     INCOME (LOSS)
                               --------   --------   ----------   -----------   --------   ---------   --------------
                                                                   (IN THOUSANDS)
Balance at January 31,
  1997.......................   38,805      $39       $ 92,127           --        (169)   $  (3,121)     $   (663)
                                                                                                          --------
Net income...................       --       --             --           --          --           --            --
Unrealized gain on
  investments................       --       --             --           --          --           --           856
Currency translation
  adjustments................       --       --             --           --          --           --        (1,390)
                                                                                                          --------
    Comprehensive income.....       --       --             --           --          --           --          (534)
                                                                                                          --------
Common Stock issued upon
  exercise of stock
  options....................    1,080        1          2,403           --          --           --            --
Common Stock issued under
  stock purchase plan........       96       --          1,861           --          --           --            --
Tax benefit from stock
  plans......................       --       --          7,000           --          --           --            --
Purchase of treasury stock...       --       --             --           --        (546)     (12,364)           --
                                ------      ---       --------     --------     -------    ---------      --------
Balance at January 31,
  1998.......................   39,981       40        103,391           --        (715)     (15,485)       (1,197)
                                                                                                          --------
Net income...................       --       --             --           --          --           --            --
Unrealized loss on
  investments................       --       --             --           --          --           --        (1,115)
Currency translation
  adjustments................       --       --             --           --          --           --           157
                                                                                                          --------
    Comprehensive income.....       --       --             --           --          --           --          (958)
                                                                                                          --------
Common Stock issued upon
  acquisition of Zinc
  Software, Inc..............      339       --            582           --          --           --            --
Common Stock issued upon
  exercise of a warrant......      337       --          1,109           --          --           --            --
Common Stock issued upon
  exercise of stock
  options....................    1,671        2          5,926           --          --           --            --
Common Stock issued under
  stock purchase plan........      121       --          2,447           --          --           --            --
Tax benefit from stock
  plans......................       --       --         13,400           --          --           --            --
Purchase of treasury stock...       --       --             --           --        (397)     (10,006)           --
                                ------      ---       --------     --------     -------    ---------      --------
Balance at January 31,
  1999.......................   42,449       42        126,855           --      (1,112)   $ (25,491)     $ (2,155)
                                                                                                          --------
Net income...................       --       --             --           --          --           --            --
Unrealized gain on
  investments................       --       --             --           --          --           --        21,299
Currency translation
  adjustments................       --       --             --           --          --           --          (844)
                                                                                                          --------
    Comprehensive income.....       --       --             --           --          --           --        20,455
                                                                                                          --------
Common Stock issued upon
  exercise of stock
  options....................      955        1          3,917           --          --           --            --
Common Stock issued under
  stock purchase plan........      226       --          3,075           --          --           --            --
Tax benefit from stock
  plans......................       --       --          5,000           --          --           --            --
Accelerated vesting of stock
  options....................       --       --            218           --          --           --            --
Loan to stockholder..........       --       --             --     $ (1,900)         --           --            --
Effect of fiscal year end
  change for acquired
  subsidiary.................       --       --             --           --          --           --            --
Purchase of treasury stock...       --       --             --           --        (165)      (3,997)           --
Sale of Treasury Stock.......      100       --          1,650           --          --           --            --
                                ------      ---       --------     --------     -------    ---------      --------
Balance at January 31,
  2000.......................   43,730      $43       $140,715     $ (1,900)     (1,277)   $ (29,488)     $ 18,300
                                ------      ---       --------     --------     -------    ---------      --------

                                           TOTAL
                                           STOCK-
                               RETAINED   HOLDERS'
                               EARNINGS    EQUITY
                               --------   --------
                                 (IN THOUSANDS)
Balance at January 31,
  1997.......................  $23,817    $112,199
                                          --------
Net income...................    4,326       4,326
Unrealized gain on
  investments................       --         856
Currency translation
  adjustments................       --      (1,390)
                                          --------
    Comprehensive income.....       --       3,792
                                          --------
Common Stock issued upon
  exercise of stock
  options....................       --       2,404
Common Stock issued under
  stock purchase plan........       --       1,861
Tax benefit from stock
  plans......................       --       7,000
Purchase of treasury stock...       --     (12,364)
                               -------    --------
Balance at January 31,
  1998.......................   28,143     114,892
                                          --------
Net income...................   25,623      25,623
Unrealized loss on
  investments................       --      (1,115)
Currency translation
  adjustments................       --         157
                                          --------
    Comprehensive income.....       --      24,665
                                          --------
Common Stock issued upon
  acquisition of Zinc
  Software, Inc..............   (1,125)       (543)
Common Stock issued upon
  exercise of a warrant......       --       1,109
Common Stock issued upon
  exercise of stock
  options....................       --       5,928
Common Stock issued under
  stock purchase plan........       --       2,447
Tax benefit from stock
  plans......................       --      13,400
Purchase of treasury stock...       --     (10,006)
                               -------    --------
Balance at January 31,
  1999.......................  $52,641    $151,892
                                          --------
Net income...................   22,471      22,471
Unrealized gain on
  investments................       --      21,299
Currency translation
  adjustments................       --        (844)
                                          --------
    Comprehensive income.....       --      42,926
                                          --------
Common Stock issued upon
  exercise of stock
  options....................       --       3,918
Common Stock issued under
  stock purchase plan........       --       3,075
Tax benefit from stock
  plans......................       --       5,000
Accelerated vesting of stock
  options....................       --         218
Loan to stockholder..........       --      (1,900)
Effect of fiscal year end
  change for acquired
  subsidiary.................      (77)        (77)
Purchase of treasury stock...       --      (3,997)
Sale of Treasury Stock.......       --       1,650
                               -------    --------
Balance at January 31,
  2000.......................  $75,035    $202,705
                               -------    --------

          See accompanying notes to consolidated financial statements.

                            WIND RIVER SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Wind River develops, markets, supports and provides consulting services for advanced software operating systems and development tools that allow customers to create complex, robust, real-time software applications for embedded computers. An embedded computer is a microprocessor that is incorporated into a larger device and is dedicated to responding to external events by performing specific tasks quickly, predictably and reliably. Wind River's flagship products, the Tornado-Registered Trademark- II-TM- development platform and the VxWorks-Registered Trademark- real-time operating systems ("RTOS"), enable customers to enhance product performance, standardize designs across projects, reduce research and development costs and shorten product development cycles.

    In June 1999, Wind River issued 730,923 shares of its common stock in exchange for all of the outstanding common stock of RouterWare, Inc. ("RouterWare") in a transaction accounted for as a pooling of interests and, accordingly, Wind River's consolidated financial statements have been restated for all periods prior to the acquisition to include the results of operations, financial position and cash flows of both Wind River and RouterWare.

BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of Wind River and its wholly owned subsidiaries: Wind River Systems International, Inc., a United States corporation; Wind River Systems, E.C., S.A.R.L., a French corporation; Wind River Systems GmbH, a German corporation; Wind River Systems Italia, S.r.l, an Italian corporation; Wind River Systems UK, Ltd., a United Kingdom corporation; Wind River Systems Scotland Ltd., a Scottish corporation; Zinc Software, Incorporated, a United States Corporation; RouterWare, Incorporated, a United States Corporation; and its majority-owned subsidiary Wind River Systems K.K. ("WRSKK"), a Japanese corporation. All significant inter-company accounts and transactions have been eliminated.

    Wind River has a fiscal year end of January 31. The international subsidiaries have fiscal year-ends of December 31. The consolidated financial statements include the subsidiaries' financial information as of December 31.

    Certain amounts in the fiscal 1999 financial statements have been reclassified to conform to the fiscal 2000 presentation.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    Cash equivalents consist of highly liquid investments with a remaining maturity of three months or less. These investments consist of fixed income securities, which are readily convertible to cash and are stated at cost, which approximates fair value. Restricted cash consists of the investments held as collateral under the operating lease of Wind River's headquarters and an accreting interest rate swap

                            WIND RIVER SYSTEMS, INC.

NOTE 1: OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) agreement. Fair value is determined based upon the quoted market prices of the securities as of the balance sheet date.

INVESTMENTS

    Investments with original maturities greater than three months and less than one year are classified as short-term investments. Investments with original maturities greater than one year are classified as long-term investments. Wind River accounts for its investments, including money market funds, municipal bonds, U.S. government and agency obligations, corporate bonds and other debt securities, in accordance with Statement of Financial Accounting Standards No. ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities." Wind River determines the appropriate classification of its marketable securities at the time of purchase and re-evaluates such classification as of each balance sheet date. Wind River has classified all of its investments as available-for-sale and carries such investments at fair value, with unrealized gains and losses reported in stockholders' equity until disposition. Fair value is determined based upon the quoted market prices of the securities as of the balance sheet date. The cost of securities sold is based on the specific identification method. Realized gains or losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense.

CONCENTRATION OF CREDIT RISK

    Wind River's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents, investments, and accounts receivable. Wind River's investments consist of investment grade securities managed by qualified professional investment managers. The investment policy is intended to limit Wind River's exposure to concentration of credit risk. Wind River's accounts receivable results primarily from software sales to a broad customer base both domestically and internationally and are typically unsecured. Wind River performs on-going credit evaluations of its customers' financial condition, limits the amount of credit when deemed necessary and maintains allowances for potential credit losses; historically, such losses have been immaterial. As a consequence, concentrations of credit risk are limited.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    For certain of Wind River's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable and accounts payable, the carrying amounts approximate fair value due to their short maturities. The estimated fair value for the convertible subordinated notes (with a carrying amount of $140 million at January 31, 2000) is approximately $152.8 million at January 31, 2000. The fair value for the convertible subordinated notes is based on quoted market prices.

LAND AND EQUIPMENT

    Land and equipment are stated at cost. Depreciation on equipment is computed using the straight-line method over the estimated useful lives of the assets, which is generally two to four years for computer equipment and four to ten years for furniture and equipment. Leasehold improvements are amortized over the term of the related lease or useful economic life, if shorter.

                            WIND RIVER SYSTEMS, INC.

NOTE 1: OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) INTERNAL USE SOFTWARE

    Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company capitalizes substantially all external costs related to the purchase and implementation of software projects used for business operations and engineering design activities. Capitalized software costs primarily include purchased software and external consulting fees. Capitalized software projects are amortized over the estimated useful lives of the projects, typically a two to five year period. The Company had $6.9 million and $4.2 million of capitalized software costs and $0.8 million and $0.4 million of accumulated amortization included in land and equipment at January 31, 2000 and 1999, respectively.

SOFTWARE DEVELOPMENT COSTS

    Wind River accounts for software development costs in accordance with SFAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed." Costs incurred to establish the technological feasibility of a computer software product are considered research and development costs and are expensed as incurred. When the technological feasibility of a software product has been established using the working model approach, development costs are capitalized. Capitalization of these costs ceases when the product is considered available for general release to customers. Amortization of capitalized software development costs is provided on a product-by-product basis at the greater of the amount computed using (a) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues or (b) the straight-line method over the remaining estimated economic life of the product. Generally, an original estimated economic life of eighteen months is assigned to capitalized software development costs. Amortization of capitalized software costs is charged to cost of product revenues. Research and development expenditures are charged to research and development in the period incurred. The amortization of capitalized software costs which were charged to cost of product revenues during fiscal 2000, 1999 and 1998 were $446,000, $530,000 and $654,000, respectively. At January 31, 2000 and 1999, Wind River had capitalized software costs of $0 and $446,000, respectively.

OTHER ASSETS

    Other assets include bond issuance costs, purchased intangibles, capitalized software development costs, equity investments, and deposits. Bond issuance costs are amortized over five years and purchased intangibles is amortized over three years.

    Wind River evaluates the recoverability of its property and equipment and intangible assets in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. Accordingly, Wind River evaluates asset recoverability at each balance sheet date or when an event occurs that may impair recoverability of the asset. Wind River determines the recoverability of the carrying amount of each intangible asset by reviewing the following factors: the undiscounted value

                            WIND RIVER SYSTEMS, INC.

NOTE 1: OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) of expected operating cash flows in relation to its net capital investments, the estimated useful or contractual life of the intangible asset, the contract or product supporting the intangible asset, and in the case of purchased intangibles and capitalized software development costs, Wind River periodically reviews the recoverability of the assets value by evaluating its products with respect to technological advances, competitive products and the needs of its customers.

INTANGIBLE ASSETS

    Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. These include acquired customer lists, workforce, technological know how, covenants not to compete and goodwill. Intangible assets are amortized over the periods from eight months to ten years on a straight-line basis.

REVENUE RECOGNITION

    Wind River recognizes revenue in accordance with SOP 97-2, "Software Revenue Recognition," as amended by SOP 98-4, "Deferral of the Effective Date of Certain Provisions of SOP 97-2," effective February 1, 1998. SOP 97-2 and SOP 98-4 provide guidance on recognizing revenue on software transactions and supersede SOP 91-1. The adoption of SOP 97-2 and SOP 98-4 did not have a material impact on Wind River's existing licensing or revenue recognition practices.

    In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition," which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. The Company believes the adoption of SAB 101 will not have a material impact on the Company's financial position and results of operations.

    Product revenues consist of licensing fees from operating system and software development tool products and fees from embedded system run-time licenses. Service revenues are derived from fees from professional services, software porting and development contracts, software maintenance and support contracts, customer training and consulting. Maintenance contracts are generally sold separately from the products. Wind River's customers consist of end users, distributors, original equipment manufacturers, system integrators and value-added resellers.

    Product revenues are generally recognized at the time of shipment or upon the delivery of a product master in satisfaction of non-cancelable contractual agreements provided that collection of the resulting receivable is probable, the fee is fixed or determinable and vendor-specific objective evidence ("VSOE") exists to allocate the total fee to all delivered and undelivered elements of the arrangement. Any maintenance included in these arrangements is deferred based on VSOE and recognized ratably over the term of the arrangement. Service revenues from engineering services contracts are generally recognized on the percentage-of-completion basis. Service revenues from software maintenance, support and update fees (post-contract support) are recognized ratably over the contract period. Services revenue from training and consulting are recognized when the services are provided.

    In December 1998, the American Institute of Certified Public Accountants ("AICPA") released SOP 98-9, "Modification of SOP 97-2, 'Software Revenue Recognition' with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple

                            WIND RIVER SYSTEMS, INC.

NOTE 1: OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) element arrangements by means of the "residual method" when (1) there is Vendor-Specific Objective Evidence ("VSOE") of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 (other than the requirement for VSOE of the fair value of each delivered element) are satisfied.

FOREIGN CURRENCY TRANSLATION

    The functional currency of foreign subsidiaries is the local currency. Accordingly, assets and liabilities of the subsidiaries are translated using the exchange rates in effect at the end of the period, while income and expense items are translated at average rates of exchange during the period. Gains or losses from translation of foreign operations where the local currency is the functional currency are included as other comprehensive income or loss. The net gains and losses resulting from foreign currency transactions are recorded in net income in the period incurred and were not significant for any of the periods presented.

STOCK-BASED COMPENSATION PLANS

    Wind River accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and complies with the disclosure provisions of SFAS 123, "Accounting for Stock Based Compensation." Under APB 25, compensation cost is recognized over the vesting period based on the difference, if any, on the date of grant between the fair market value of Wind River's stock and the amount an employee must pay to acquire the stock. Wind River's policy is to grant options with an exercise price equal to the quoted market price of Wind River's stock on the grant date. Accordingly, no compensation expense has been recognized for its stock option plans.

NET INCOME PER SHARE

    Net income per share includes basic net income per share, which is based on the weighted-average number of common shares outstanding, and diluted net income per share, which is based on the weighted-average number of common shares outstanding and all dilutive potential common shares outstanding. Dilutive common equivalent shares consist of stock options and warrants (using the treasury stock method) and convertible subordinated notes (using the if converted method). Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, The FASB issued Statement No. 137, in which it agreed to defer for one year the implementation date of SFAS No. 133. SFAS No. 133, as amended, is effective for all fiscal years beginning after June 15, 2000. The Company is assessing the impact of SFAS No. 133 on its consolidated financial statements.

                            WIND RIVER SYSTEMS, INC.

NOTE 1: OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    In March 2000, the FASB issued Interpretation No. 44, ("FIN 44"), Accounting for Certain Transactions Involving Stock compensation--an Interpretation of APB
25. This Interpretation clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and
(d) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this Interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000. Wind River has not yet determined the impact, if any, of adopting this interpretation.

NOTE 2: ACQUISITIONS

    On December 31, 1997, Wind River entered into an OEM license agreement with Liberate Technologies, Inc. to license the right to access and modify the source code version of certain Liberate Technologies, Inc. technology and to duplicate, distribute and sublicense the object code version of such modified source code included with certain of Wind River's future products. Under the agreement, Wind River paid $9.8 million for non-exclusive, restricted, perpetual rights to the technology and $200,000 for Liberate Technologies, Inc. engineering services incurred prior to source code delivery. In addition, selected elements of the Liberate Technologies, Inc. technology require Wind River to pay additional per unit royalties in the event Wind River's future sales of products that include the modified Liberate Technologies, Inc. technology exceed specified volume levels. The licensed source code will be ported by Wind River to its VxWorks, IxWorks, WiSP and other real time embedded operating systems and will become a component of future products. At the date the source code was acquired, there were no working models of such products incorporating the licensed technology and because of the restrictive nature of the license agreement, there were no alternative future uses for such technology in research and development. Accordingly, the aggregate purchase price of $10 million was expensed immediately as in-process research and development.

    On January 30, 1998, Wind River acquired Objective Software Technology, Ltd. ("OST"), a privately held Scotland-based company that designs and markets visualization tools for development of embedded systems. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair market value of the net tangible assets acquired aggregated approximately $6.1 million, of which $4.1 million was allocated to in-process research and development and expensed immediately. Wind River used the discounted cash flow ("DCF") approach to determine the fair value of OST and its identifiable assets, including the value of the products in the development stage which were not considered to have reached technological feasibility. The DCF approach includes an analysis of the markets, completion costs, cash flows, other required assets, contributions made by core technology, and risks associated with achieving such cash flows. The balance of the excess acquisition cost was allocated to acquired technology ($2.0 million) which is being amortized over three years.

    In May 1998, Wind River acquired Zinc Software, Incorporated, a privately held company that develops, markets and supports graphical application software. In connection therewith, Wind River

                            WIND RIVER SYSTEMS, INC.

NOTE 2: ACQUISITIONS (CONTINUED)
issued 339,917 shares of common stock in exchange for all of the outstanding stock of Zinc. The acquisition was accounted for as a pooling of interests. As the operations of Zinc were not material to Wind River's consolidated operations and financial position, the financial statements of Zinc have been recorded in the consolidated financial statements as of May 1, 1998.

    During the fiscal year ended January 31, 1999, Wind River paid $500,000 for a 10% interest in the common stock of XACT, Inc. ("XACT") that was accounted for under the cost method. During April 1999, Wind River entered into an asset purchase agreement with XACT pursuant to which Wind River acquired certain office and other equipment from XACT and revised the terms of an existing distribution agreement with XACT. Subsequently, but not pursuant to the asset purchase agreement, Wind River hired a significant number of XACT employees.

    In June 1999, Wind River acquired RouterWare, Incorporated, a California corporation that develops and markets a suite of software modules used in data communications products such as bridges, routers, gateways, and remote access servers. Pursuant to the merger agreement, Wind River issued 730,923 shares of its common stock and reserved an additional 634,065 shares for issuance upon exercise of outstanding employee stock options in exchange for all of the outstanding shares of RouterWare common stock and shares issuable upon exercise of employee stock options assumed in the merger.

    Wind River recorded this transaction using the pooling of interests accounting method, and all financial data of Wind River has been restated to include the historical financial information of RouterWare. In connection with the acquisition of RouterWare, Wind River incurred approximately $930,000 in merger related expenses consisting primarily of transaction fees.

    In October 1999, Wind River entered into an agreement to merge with Integrated Systems, Incorporation ("ISI"), an embedded operating systems and development tool software developer, in a transaction accounted for as a pooling of interests. The merger was consummated on February 15, 2000. In connection with the merger, each outstanding share of ISI common stock was exchanged for
 .92 of a share of Wind River common stock, resulting in the issuance of an aggregate of 22,499,895 shares of Wind River common stock for all outstanding shares of ISI common stock. In addition, approximately 4,493,000 of ISI stock options became options to purchase approximately 4,133,000 shares of Wind River common stock. As of January 31, 2000, Wind River incurred approximately $205,000 in one-time integration related expenses consisting primarily of transaction fees. Wind River's financial statements will be combined with those of Integrated Systems beginning with the first quarter of fiscal year ending January 31, 2001. For additional details on the merger, see "Note 17."

                            WIND RIVER SYSTEMS, INC.

NOTE 3: LAND AND EQUIPMENT

    Land and equipment consist of the following:

                                                              JANUARY 31,
                                                          -------------------
                                                            2000       1999
                                                          --------   --------
                                                            (IN THOUSANDS)
Land....................................................  $ 13,643   $ 13,640
Computer equipment......................................    34,964     28,103
Furniture and equipment.................................     5,766      4,552
Leasehold improvements..................................     1,648      1,127
                                                          --------   --------
                                                            56,021     47,422
Less accumulated depreciation...........................   (20,266)   (15,909)
                                                          --------   --------
                                                          $ 35,755   $ 31,513
                                                          ========   ========

    In fiscal 2000 Wind River made virtually no land improvements on its real property for its headquarters located in the city of Alameda, California. In fiscal 1999, Wind River made $2.2 million of related land improvements.

NOTE 4: INVESTMENTS

    Cash equivalents and investments consist of the following:

                                                              JANUARY 31,
                                                          -------------------
                                                            2000       1999
                                                          --------   --------
                                                            (IN THOUSANDS)
Money market fund.......................................  $  6,745   $  8,903
Municipal bonds.........................................        --      4,935
U.S. government and agency obligations..................    33,277     43,267
Corporate bonds.........................................    68,133     85,326
Other debt securities...................................   106,760     61,423
                                                          --------   --------
Total available-for-sale securities.....................   214,915    203,854
Less amounts classified as cash equivalents.............   (46,311)   (37,193)
                                                          --------   --------
Total marketable securities.............................  $168,604   $166,661
                                                          --------   --------
Equity investments......................................    41,351      3,010
                                                          --------   --------
Total market value of investments.......................  $209,955   $169,671
                                                          ========   ========
Unrealized gain (loss) on marketable securities.........    (2,254)       339
Unrealized gain (loss) on equity investments............    36,587     (1,016)
                                                          --------   --------
Total unrealized gain (loss) on investments.............  $ 34,333   $   (677)
                                                          --------   --------
Total cost of investments...............................  $175,622   $170,348
                                                          --------   --------

    Fiscal 2000 equity investments are composed of the market value of Wind River's stock holdings on Liberate and e-Sim. Fiscal 1999 equity investments are composed of the market value of Wind River's stock holdings on e-Sim.

                            WIND RIVER SYSTEMS, INC.

NOTE 4: INVESTMENTS (CONTINUED)
    The contractual maturities of marketable securities, regardless of their balance sheet classification, were as follows:

                                                              JANUARY 31, 2000
                                                              ----------------
                                                               (IN THOUSANDS)
Due in 1 year or less.......................................      $ 28,355
Due in 1-2 years............................................        52,883
Due in 2-5 years............................................        52,490
Due in 5 years or more......................................        34,876
                                                                  --------
Total marketable securities.................................      $168,604
                                                                  ========

    Gross realized gains and losses from the sale of securities classified as available-for-sale were not material for the years ended January 31, 2000, 1999 and 1998. For the purpose of determining gross realized gains and losses, the cost of securities is based upon specific identification.

NOTE 5: DERIVATIVE FINANCIAL INSTRUMENTS

    Wind River enters into foreign currency forward exchange contracts to manage exposure related to certain foreign currency transactions. Wind River does not enter into derivative financial instruments for trading purposes. Wind River may, from time to time, adjust its foreign currency hedging position by taking out additional contracts or by terminating or offsetting existing forward contracts. These adjustments may result from changes in the underlying foreign currency exposures or from fundamental shifts in the economics of particular exchange rates. Gains and losses on terminated forward contracts, or on contracts that are offset, are recognized in income in the period of contract termination or offset. At January 31, 2000, Wind River had outstanding forward contracts with notional amounts totaling approximately $0.9 million. These contracts, which mature in less than ninety days, are hedges of certain foreign currency transaction exposures in certain European currencies. The difference between cost and estimated fair value at January 31, 2000 was immaterial.

    On March 18, 1998, Wind River entered into an accreting interest rate swap agreement (the "Swap Agreement") to reduce the impact of changes in interest rates on its floating rate operating lease for its new corporate headquarters. The Swap Agreement effectively changes Wind River's interest rate exposure on its operating lease, which is at one month London interbank offering rate ("LIBOR"), to a fixed rate of 5.9%. At January 31, 2000, the notional amount of the accreting interest rate swap was $28.5 million. The differential to be paid or received under the Swap Agreement will be recognized as an adjustment to rent expense related to the operating lease. The Swap Agreement matures at the same time as the operating lease expires. The amounts potentially subject to credit risk (arising from the possible inability of the counterparties to meet the term of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations exceed the obligations of Wind River.

                            WIND RIVER SYSTEMS, INC.

NOTE 6: PROVISION FOR INCOME TAXES

    The provision for income taxes was composed as follows:

                                                      YEARS ENDED JANUARY 31,
                                                   ------------------------------
                                                     2000       1999       1998
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
Current:
  Federal........................................  $ 6,878    $11,754    $ 7,405
  State..........................................    1,972      1,839      1,610
  Foreign........................................    4,985      2,439      2,708
                                                   -------    -------    -------
                                                    13,835     16,032     11,723
                                                   -------    -------    -------

Deferred:
  Federal........................................      257       (245)    (1,901)
  State..........................................       17          1       (207)
  Foreign........................................        0          0       (786)
                                                   -------    -------    -------
                                                       274       (244)    (2,894)
                                                   -------    -------    -------
                                                   $14,109    $15,788    $ 8,829
                                                   =======    =======    =======

    The provision for income taxes differs from the amount computed using the statutory federal income tax rate as follows:

                                                                YEARS ENDED JANUARY 31,
                                                          ------------------------------------
                                                            2000          1999          1998
                                                          --------      --------      --------
Expected Rate...........................................    35.0%         35.0%         35.0%
State taxes, net of federal benefit.....................     3.6           4.1           7.1
Foreign taxes...........................................     4.0           1.3           8.8
In-process technology write-off.........................      --            --          26.2
Research and development, net...........................    (1.8)         (1.3)         (0.7)
Tax exempt interest.....................................      --          (0.3)         (8.0)
Foreign sales corporation benefit.......................    (1.4)         (0.5)         (1.3)
Other...................................................    (0.8)         (0.2)           --
                                                            ----          ----          ----
                                                            38.6%         38.1%         67.1%
                                                            ====          ====          ====

    The effective consolidated tax rate in fiscal 1998 was higher due to the permanent difference resulting from the write-off of in-process research and development during the fourth quarter of fiscal 1998. In fiscal 2000, 1999 and 1998, tax benefits resulting from the exercise of employee stock options amounting to $5.0 million, $13.4 million, and $7.0 million, respectively, were credited to stockholders' equity and reduced income taxes payable.

                            WIND RIVER SYSTEMS, INC.

NOTE 6: PROVISION FOR INCOME TAXES (CONTINUED)
    Deferred tax assets which result from temporary differences in the recognition of certain revenues and expenses for financial and income tax reporting purposes consist of the following:

                                                                JANUARY 31,
                                                            -------------------
                                                              2000       1999
                                                            --------   --------
                                                              (IN THOUSANDS)
Amortization..............................................  $  1,300    $1,898
Employee benefit accruals.................................     1,063       737
Accounts receivable reserves..............................       891       524
Accrued expenses and other................................       972     1,253
                                                            --------    ------
Gross deferred tax assets.................................     4,226     4,412
                                                            --------    ------
Depreciation..............................................      (800)     (589)
Unrealized gains on investments...........................   (12,500)       --
Other.....................................................      (408)     (401)
                                                            --------    ------
Gross deferred tax liabilities............................   (13,708)     (990)
                                                            --------    ------
Net deferred tax assets...................................  $ (9,482)   $3,422
                                                            ========    ======

    The tax effect on comprehensive income totaled $12.5 million for fiscal
2000.

NOTE 7: CONVERTIBLE SUBORDINATED NOTES AND OTHER BORROWINGS

    In July 1997, Wind River issued $140 million of 5% Convertible Subordinated Notes, which mature on August 1, 2002. The Notes are subordinated to all existing and future senior debt and are convertible into shares of Wind River's Common Stock at a conversion price of $32.33 per share. The Notes are redeemable at the option of Wind River, in whole or in part, at any time on or after August 2, 2000 at 102% of the principal amount initially, and thereafter at prices declining to 100% at maturity, in each case plus accrued interest. Each holder of these Notes has the right, subject to certain conditions and restrictions, to require Wind River to offer to repurchase all outstanding Notes, in whole or in part, owned by such holder, at specified repurchase prices plus accrued interest upon the occurrence of certain events. The $5.1 million of costs incurred in connection with the offering are included in prepaid and other assets. These unamortized costs are being amortized to interest expense over the 5-year term of the Notes using the straight-line method, which approximates the effective interest method. Interest on the Notes began accruing July 31, 1997 and is payable semi-annually on February 1 and August 1, commencing on February 1, 1998.

    In December 1999, the Company borrowed approximately $5.1 million from its $5.9 million line of credit through a subsidiary. The amount borrowed bears an annual interest rate of 0.81% and was outstanding as of January 31, 2000. The amount borrowed was paid in full during February 2000.

NOTE 8: COMPREHENSIVE INCOME

    In February 1998, Wind River adopted SFAS 130, "Reporting Comprehensive Income." Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The primary difference between net income and comprehensive

                            WIND RIVER SYSTEMS, INC.

NOTE 8: COMPREHENSIVE INCOME (CONTINUED) income, for Wind River, results from foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. The adoption of SFAS 130 had no impact on Wind River's results of operations.

    Wind River's comprehensive income has been presented in the Consolidated Statements of Stockholders' Equity. As of January 31, 2000, accumulated other comprehensive income consisted of foreign currency translation adjustments of $2,387,000 and unrealized gain on investments of $20,687,000, net of tax.

NOTE 9: NET INCOME PER SHARE

    In accordance with SFAS 128, the calculation of basic and diluted net income per share is presented below:

                                                                   YEARS ENDED JANUARY 31,
                                                              ---------------------------------
                                                                2000        1999        1998
                                                              ---------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                        INFORMATION)
Basic computation:
Net income..................................................   $22,471     $25,623     $4,326
Weighted average common shares outstanding..................    41,674      40,267     38,915
                                                               -------     -------     ------
Basic net income per share..................................   $  0.54     $  0.64     $ 0.11
                                                               -------     -------     ------
Diluted computation:
Net income..................................................   $22,471     $25,623     $4,326
                                                               -------     -------     ------
Weighted average common shares outstanding..................    41,674      40,267     38,915
Incremental shares from assumed conversions:
  Stock options.............................................     3,104       3,576      4,652
  Convertible subordinated notes............................        --          --         --
Dilutive potential common shares............................     3,104       3,576      4,652
                                                               -------     -------     ------
Total dilutive average common shares outstanding............    44,778      43,843     43,567
                                                               -------     -------     ------
Diluted net income per share................................   $  0.50     $  0.58     $ 0.10
                                                               =======     =======     ======

    The effect of assumed conversion of the convertible subordinated notes is anti-dilutive and is therefore excluded from the above computations. Options to purchase approximately 4.0 million, 1.9 million and 0.8 million common shares which were outstanding at January 31, 2000, 1999 and 1998, respectively, were not included in the calculation because the exercise prices were greater than the average market price of common shares in each respective fiscal year and the effect would be anti-dilutive. The exercise prices of these options ranged from $21.88 to $42.88, $26.04 to $31.92 and $23.67 to $30.68 at January 31, 2000,
1999 and 1998, respectively.

                            WIND RIVER SYSTEMS, INC.

NOTE 10: COMMON STOCK

    On each of March 10, 1997 and February 4, 1999, Wind River effected three-for-two splits of its common stock in the form of stock dividends. Accordingly, all share and per share amounts have been adjusted to give retroactive effect to these stock splits.

    During fiscal 1999, Wind River repurchased approximately 397,000 shares of common stock at an aggregate cost of approximately $10.0 million. During fiscal 2000, Wind River repurchased approximately 165,000 shares of common stock at an aggregate cost of approximately $4.0 million. In June 1999, the Board of Directors rescinded all stock repurchase authorizations. We have not made any repurchases since March 17, 1999.

    In May 1998, Wind River issued 339,917 unregistered shares of its common stock to the shareholders of Zinc Software, Incorporated in exchange for all of the then outstanding shares of Zinc. In January 1999 Wind River issued 337,500 of unregistered shares of its common stock to Innotech Corporation upon Innotech's exercise of a warrant issued in January 1995, for an aggregate exercise price of approximately $1.1 million. In June 1999, Wind River issued 730,923 shares of its common stock and reserved an additional 634,065 shares for issuance upon exercise of outstanding employee stock options in exchange for all of the outstanding shares of RouterWare common stock and shares issuable upon exercise of employee stock options assumed in the merger.

    On February 15, 2000, Wind River issued an aggregate of 22,499,895 shares of Wind River Systems common stock in conjunction with the acquisition of Integrated Systems, Inc. Additionally, approximately 4,493,000 Integrated Systems stock options became options to purchase approximately 4,133,000 shares of Wind River common stock.

    In October 1999, Wind River's Board of Directors adopted a share purchase rights plan declaring a dividend of one preferred share purchase right for each share of Wind River's common stock outstanding on November 15, 1999. Each right entitles the holder to purchase 1/100th of a share of Series A Junior Participating Preferred stock, par value $.001 per share, at a price of $160.00 per 1/100th of a preferred share, subject to certain adjustments.

    The rights will not be distributed until the earlier of the date of a public announcement that a person or a group have acquired beneficial ownership of 15% or more of the outstanding common stock ("Acquiring Person"), or 10 business days following the commencement of, or announcement of an intention to commence a tender offer or exchange offer, the consummation of which would result in any person or entity becoming an Acquiring Person. The rights will expire on October 22, 2001, unless earlier redeemed or exchanged by Wind River.

NOTE 11: STOCK BASED COMPENSATION PLANS

    As of January 31, 2000, Wind River had six stock-based compensation plans including the option plan assumed in connection with the acquisition of RouterWare. Wind River accounts for its stock-based compensation plans in conformity with APB 25 and related Interpretations and has adopted the additional pro forma disclosure provisions of SFAS 123. Accordingly, no compensation expense has been recognized for its five fixed stock option plans and its stock purchase plan.

    The Amended and Restated 1987 Equity Incentive Plan (the "1987 Plan") allows for the issuance of options and other stock awards to Company employees and consultants to purchase a maximum of 14,175,000 shares of Common Stock. Stock options granted under the 1987 Plan may be incentive stock options or nonstatutory stock options. Individuals owning more than 10% of Wind River's stock are not

                            WIND RIVER SYSTEMS, INC.

NOTE 11: STOCK BASED COMPENSATION PLANS (CONTINUED) eligible to receive incentive stock options under the 1987 Plan unless the option's price is at least 110% of the fair market value of the Common Stock at the date of grant and the term of the option does not exceed five years from the date of grant. Nonstatutory stock options issued to holders of less than 10% of Wind River's stock may be granted at prices of at least 85% of the fair market value of the stock at the grant date and with expirations not to exceed ten years from the grant date, although Wind River's current practice is to grant options with exercise prices at least 100% of the fair market value. Under the terms of the 1987 Plan, option vesting provisions are established by the Board of Directors when options are granted. Options generally will vest over four years, although options may be granted that vest upon achievement of performance criteria. Unexercised options are automatically canceled three months after termination of the optionee's employment or other service with Wind River.

    In April 1995, Wind River adopted the 1995 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for automatic grants of nonstatutory stock options to purchase Common Stock of Wind River to directors of Wind River who are not employees of, or consultants to, Wind River or any affiliate of Wind River (Non-Employee Directors). The Directors' Plan allows for the issuance of options to purchase a maximum of 337,500 shares of Common Stock. Options issued are granted at prices of 100% of the fair market value of the Common Stock at the date of grant and with expirations of ten years from the grant date. Initial options granted to each Non-Employee Director vest in annual increments over a period of four years from the date of grant, commencing on the date one year after the date of grant of the initial options. Subsequent options shall become 100% vested at the end of the one-year period following the date of grant as long as the optionee has attended 75% of the meetings of the board and committees on which he serves. Unexercised options will terminate six months after such optionee's termination of all service with Wind River and its affiliates.

    In April 1998, Wind River adopted the 1998 Non-Officer Stock Option Plan (the "Non-Officer Plan"). The Non-Officer Plan provides for grants of nonstatutory stock options to employees and consultants who are not officers or directors of Wind River. An aggregate of 3,450,000 shares of Common Stock have been reserved for issuance under the Non-Officer Plan. The exercise price of nonstatutory stock option granted under the Non-Officer Plan may not be less than 85 percent of the fair market value of the Common Stock on the date of grant. All nonstatutory stock options may be granted under the Non-Officer Plan have a maximum term of 10 years. Options generally will vest over four years, although options may be granted that vest upon achievement of performance criteria. The Non-Officer Plan and options thereunder may be amended by the Board from time to time. The Non-Officer Plan will terminate on April 22, 2008.

    In June 1998, Wind River adopted the 1998 Equity Incentive Plan (the "1998 Plan"). The 1998 Plan provides for grants of options and other stock awards to Company employees, directors and consultants to purchase a maximum of 4,100,000 shares of Common Stock. Stock options granted under the 1998 Plan may be incentive stock options or nonstatutory stock options. Individuals owning more than 10% of Wind River's stock are not eligible to receive incentive stock options under the 1998 Plan unless the option's price is at least 110% of the fair market value of the Common Stock at the date of grant and the term of the option does not exceed five years from the date of grant. Nonstatutory stock options issued to holders of less than 10% of Wind River's stock may be granted at prices of at least 85% of the fair market value of the stock at the grant date and with expirations not to exceed ten years from the grant date, although Wind River's current practice is to grant options with exercise prices at

                            WIND RIVER SYSTEMS, INC.

NOTE 11: STOCK BASED COMPENSATION PLANS (CONTINUED) least 100% of the fair market value. Under the terms of the 1998 Plan, option vesting provisions are established by the Board of Directors when options are granted. Options generally will vest over four years, although options may be granted that vest upon achievement of performance criteria. Unexercised options are automatically canceled three months after termination of the optionee's employment or other service with Wind River.

    In June 1999, Wind River assumed the 1994 RouterWare Stock Option Plan in connection with the acquisition of RouterWare. Pursuant to the acquisition, Wind River reserved 634,065 shares for issuance upon exercise of outstanding employee stock options in exchange for all of the outstanding shares of RouterWare common stock and shares issuable upon exercise of employee stock options assumed in the merger. Wind River recorded this transaction using the pooling of interests accounting method, and all financial data, including the number of options outstanding, of Wind River has been restated to include the historical financial information of RouterWare.

    The number of shares for which options under these five plans were exercisable was approximately 4,131,644, 2,338,000 and 2,603,000, at January 31, 2000, 1999, and 1998, respectively. Activity under the 1987 Plan, the Directors' Plan, the 1998 Plan, the Non-Officer Plan and the 1994 RouterWare Stock Option Plan is summarized as follows:

                                 FISCAL 2000            FISCAL 1999           FISCAL 1998
                             --------------------   -------------------   -------------------
                                         WEIGHTED              WEIGHTED              WEIGHTED
                                         AVERAGE               AVERAGE               AVERAGE
                                          PRICE      NUMBER     PRICE      NUMBER     PRICE
                             NUMBER OF     PER         OF        PER         OF        PER
                              SHARES      SHARE      SHARES     SHARE      SHARES     SHARE
                             ---------   --------   --------   --------   --------   --------
                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Beginning balance..........    7,614      $18.27      7,266     $12.30      5,948     $ 4.58
Granted....................    3,887      $16.85      2,498     $24.52      2,986     $22.36
Exercised..................     (956)     $ 4.27     (1,671)    $ 3.92     (1,080)    $ 2.24
Canceled...................     (471)     $19.87       (479)    $17.41       (588)    $11.45
                              ------      ------     ------     ------     ------     ------
Ending balance.............   10,074      $17.88      7,614     $18.27      7,266     $12.30
                              ======      ======     ======     ======     ======     ======

                            WIND RIVER SYSTEMS, INC.

NOTE 11: STOCK BASED COMPENSATION PLANS (CONTINUED)
    The following table summarizes information about fixed stock options outstanding at January 31, 2000:

                                       OPTIONS OUTSTANDING
                       ----------------------------------------------------          OPTIONS EXERCISABLE
                                        WEIGHTED-AVERAGE                      ---------------------------------
  RANGE OF EXERCISE        NUMBER          REMAINING       WEIGHTED-AVERAGE       NUMBER       WEIGHTED-AVERAGE
       PRICES           OUTSTANDING     CONTRACTUAL LIFE    EXERCISE PRICE     EXERCISABLE      EXERCISE PRICE
---------------------  --------------   ----------------   ----------------   --------------   ----------------
                       (IN THOUSANDS)      (IN YEARS)                         (IN THOUSANDS)
   $  .07--$ 4.69           1,133             4.0               $ 2.42            1,133             $ 2.42
   $ 5.45--$ 9.88             569             5.2               $ 7.66              557             $ 7.65
   $10.20--$14.99           2,017             8.1               $13.31              514             $12.22
   $15.00--$19.75           1,832             9.5               $16.21               16             $16.19
   $20.46--$24.96           1,472             7.7               $22.30              671             $22.35
   $25.00--$29.58           2,632             7.1               $26.56            1,217             $26.44
   $30.00--$34.81             382             9.7               $32.15               23             $30.74
   $36.13--$39.19              29             9.9               $37.15               --                 --
   $40.69--$42.88               8             9.9               $41.81               --                 --
                           ------             ---               ------            -----             ------
   $  .07--$42.88          10,074             7.5               $17.88            4,131             $14.87
                           ======             ===               ======            =====             ======

    In March 1993, Wind River adopted the Employee Stock Purchase Plan (the "Purchase Plan"). In April 1999, the Board amended the Purchase Plan to increase the aggregate shares from 1,350,000 to 1,500,000 shares of Common Stock, which are authorized for issuance under the Purchase Plan. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the commencement of the Purchase Plan. Employees who participate in an offering can have up to 15% of their earnings withheld pursuant to the Purchase Plan. The amount withheld is used to purchase shares of Common Stock on specified dates determined by the Board. The price of Common Stock purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Common Stock, determined by the closing price on the Nasdaq National Market, at the commencement date or the ending date of each six month offering period.

    Shares issued under the Purchase Plan in fiscal 2000, 1999, and 1998 were 226,000, 121,000, and 96,000 shares of Common Stock, respectively, at an average price of $27.20, $20.28, and $19.43, respectively. At January 31, 2000, 278,456 shares of Common Stock were available for future purchase.

PRO FORMA DISCLOSURES

    Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes model with the following assumptions used for grants during fiscal 2000, 1999 and 1998:

                                                             YEARS ENDED JANUARY 31,
                                                        ---------------------------------
                                                          2000        1999        1998
                                                        ---------   ---------   ---------
Risk free interest rates..............................       5.70%       5.30%       6.04%
Expected volatility...................................         54%         48%         54%
Expected option life..................................  6.5 years   6.5 years   6.3 years
Expected dividends....................................         --          --          --
                                                        ---------   ---------   ---------

                            WIND RIVER SYSTEMS, INC.

NOTE 11: STOCK BASED COMPENSATION PLANS (CONTINUED)
    Wind River applies the provisions of APB 25 and related Interpretations in accounting for stock based compensation arrangements. Had compensation expense under these arrangements been determined pursuant to SFAS 123, Wind River's net income and net income per share would have been as follows:

                                                             YEARS ENDED JANUARY 31,
                                                      --------------------------------------
                                                        2000           1999           1998
                                                      --------       --------       --------
                                                          (IN THOUSANDS EXCEPT PER SHARE
                                                                     AMOUNTS)
Net income:
  As reported.......................................  $22,471        $25,623        $ 4,326
  Pro Forma.........................................  $(8,876)       $ 3,275        $(6,850)

Net income per share:
  Basic:
    As reported.....................................  $  0.54        $  0.64        $  0.11
    Pro Forma.......................................  $ (0.21)       $  0.08        $ (0.18)

  Diluted:
                                                      -------        -------        -------
    As reported.....................................  $  0.50        $  0.58        $  0.10
                                                      -------        -------        -------
    Pro Forma.......................................  $ (0.21)       $  0.07        $ (0.18)

    The pro forma amounts include compensation expense related to fiscal 2000, 1999 and 1998 stock option grants and sales of Common Stock under the Purchase Plan only. The effects of applying SFAS 123 on pro forma disclosures of net income and net income per share for fiscal 2000, 1999, and 1998 are not likely to be representative of the pro forma effects on net income and net income per share in future years.

NOTE 12: COMMITMENTS AND CONTINGENCIES

    Wind River leases certain property consisting of subsidiary headquarters, customer training facilities, sales facilities and equipment under non-cancelable operating leases that expire at various dates through March 2004. Future minimum rental payments under non-cancelable operating leases subsequent to fiscal 2000 are as follows:

                                                 (IN THOUSANDS)
                                                 --------------
Year ending January 31,
    2001.......................................      $2,665
    2002.......................................       1,812
    2003.......................................         699
    2004.......................................         632
    2005.......................................         516
Thereafter.....................................           0
                                                     ------
                                                     $6,324
                                                     ======

    Rental expense for fiscal 2000, 1999 and 1998 was $4.9 million, $3.1 million and $2.5 million, respectively.

                            WIND RIVER SYSTEMS, INC.

NOTE 12: COMMITMENTS AND CONTINGENCIES (CONTINUED)
    In fiscal 1998, Wind River entered into an operating lease for its new headquarters facility constructed on the land Wind River purchased in Alameda, California. Construction of the buildings was completed in the first quarter of fiscal year 2000. The lease was finalized in August 1999 and the lessor has funded a total of $32.4 million of construction costs. The operating lease payments began in August 1999 and will vary based on the total construction costs of the property, including capitalized interest, and LIBOR.

    In fiscal 2000, Wind River entered into a second operating lease agreement for the construction of two additional buildings at its headquarter facility. As of January 31, 2000, the lessor has funded a total of $4.0 million of construction costs and has committed to fund up to a maximum of $26.0 million. Construction of the building is currently expected to be completed in January 2001. The operating lease payments will vary based upon the total construction costs of the property, including capitalized interest and LIBOR.

    In connection with the lease of Wind River's current headquarters, Wind River is obligated to enter into a lease of its land in Alameda, California with the lessor of the building at a nominal rate and for a term of 55 years. If Wind River terminates or does not negotiate an extension of the building leases, the ground lease converts to a market rental rate. The lease provides Wind River with the option at the end of the lease term to either acquire the buildings at the lessor's original cost or arrange for the buildings to be acquired. Wind River has guaranteed the residual value associated with the buildings under the first operating lease and second operating lease to the lessor of approximately 82% and 84.5%, respectively, of the lessor's actual funding of $32.4 million on the first operating lease and obligated funding of $26.0 million on the second operating lease, respectively. Wind River is also required to deposit fixed income securities with a custodian as a deposit to secure the performance of its obligations under the leases. In addition, under the terms of the leases, Wind River must maintain compliance with certain financial covenants. As of January 31, 2000, Wind River was in compliance with these covenants. Management believes that the contingent liability relating to the residual value guarantee will not have a material adverse effect on Wind River's financial condition or results of operations.

    From time to time, Wind River is subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of patents and other intellectual property rights. Wind River is not currently aware of any legal proceedings or claims that Wind River believes will have, individually or in the aggregate, a material adverse effect on Wind River's financial position or results of operations.

NOTE 13: RELATED PARTY TRANSACTIONS

    Wind River distributes its products in Japan through WRSKK, a joint venture in which Wind River owns a 70% equity interest. Innotech Corporation ("Innotech"), Kobe Steel Ltd. and Nissin Electric Ltd., the other partners in the joint venture, each owns a 10% equity interest. Wind River entered into distributor agreements with the three minority interest owners of WRSKK, Innotech, Kobe Steel, Ltd., and Nissin Electric Ltd., in March 1993, October 1991, and October 1991, respectively. The Innotech agreement was amended in December 1995 to provide for an extended contract term and to issue to Innotech a warrant to purchase 337,500 shares of Wind River's Common Stock for $3.29 per share. The warrant was valued at $100,000 and charged to cost of sales in fiscal 1996. The warrant was exercised on January 26, 1999.

                            WIND RIVER SYSTEMS, INC.

NOTE 13: RELATED PARTY TRANSACTIONS (CONTINUED)
    All products in Japan are sold through WRSKK's three master distributors and through WRSKK's direct sales force. Revenues derived from master distributor transactions in Japan amounted to $21.2 million, $17.0 million, and $8.5 million in fiscal 2000, 1999 and 1998, respectively. The percentage of Japan revenues from Innotech in fiscal year 2000, 1999 and 1998 was 34%, 53% and 32%, respectively. The percentage of Japan revenues from Kobe Steel Ltd. in fiscal year 2000, 1999 and 1998 was 31%, 34% and 52%, respectively. The percentage of Japan revenues from Nissin Electric Ltd. in fiscal year 2000, 1999 and 1998 was 15%, 13% and 16%, respectively. Advances from the joint venture partners were approximately $1.5 million and $310,000 at January 31, 2000 and 1999, respectively.

NOTE 14: SEGMENT AND GEOGRAPHIC INFORMATION

    Wind River has adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," effective beginning fiscal year 1999. SFAS 131 supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 changes current practice under SFAS 14 by establishing a new framework on which to base segment reporting and also requires interim reporting of segment information.

    Wind River operates in one industry segment--technology for embedded operating systems. Management uses one measurement of profitability for its business. Wind River markets its products and related services to customers in the United States, Canada, Europe and Asia Pacific. Internationally, Wind River markets its products and services primarily through its subsidiaries and various distributors. Revenues are attributed to geographic areas based on the country in which the customer is domiciled. The distribution of revenues and assets by geographic location is as follows:

                                                              REVENUES    ASSETS
                                                              --------   --------
                                                                (IN THOUSANDS)
Fiscal year ended January 31, 2000
  North America.............................................  $113,799   $355,751
  Japan.....................................................    26,411     25,596
  Other International.......................................    30,900     41,863
                                                              --------   --------
  Consolidated..............................................  $171,110   $423,210
                                                              --------   --------
Fiscal year ended January 31, 1999
  North America.............................................  $ 90,289   $298,739
  Japan.....................................................    17,018     12,043
  Other International.......................................    24,595     18,931
                                                              --------   --------
  Consolidated..............................................  $131,902   $329,713
                                                              --------   --------
Fiscal year ended January 31, 1998
  North America.............................................  $ 66,845   $270,003
  Japan.....................................................     8,504      7,196
  Other International.......................................    18,421     13,642
                                                              --------   --------
  Consolidated..............................................  $ 93,770   $290,841
                                                              --------   --------

    Other International consists of the revenues and assets of operations in Europe and Asia Pacific excluding Japan.

                            WIND RIVER SYSTEMS, INC.

NOTE 15: SECURED PROMISSORY NOTE WITH A STOCKHOLDER

    On September 7, 1999, the Company's Chief Executive Officer signed a secured promissory note to borrow up to $2.4 million from the Company to purchase shares of common stock. The note accrues interest at the rate of 5.98% per year, and is due on September 7, 2008. As of January 31, 2000, Mr. St. Dennis had borrowed $1.9 million against the note. This loan is full recourse and is secured by certain personal assets owned by the CEO. The loan amount as of January 31, 2000 is reflected as a reduction of equity in the accompanying consolidated balance sheet.

NOTE 16: SPECIAL CHARGES

    During the fiscal year ended January 31, 2000, Wind River incurred approximately $1.2 million associated with the retirement package of its former chief executive officer, who relinquished his responsibilities as president and chief executive officer as of June 24, 1999. Subsequent to that, Wind River incurred approximately $1.3 million in connection with the hiring of its new chief executive officer. Furthermore, in connection with the acquisition of RouterWare and planned merger with ISI, Wind River incurred approximately $930,000 in merger related and $205,000 integration related expenses, respectively, consisting primarily of transaction fees. All of these charges are included in general and administrative expenses.

NOTE 17: SUBSEQUENT EVENTS (UNAUDITED)

    On February 15, 2000, Wind River completed its acquisition of ISI in a stock-for-stock transaction. As a result, ISI became a wholly owned subsidiary of Wind River. In connection with the acquisition, each outstanding share of ISI common stock was exchanged for .92 of a share of Wind River common stock, resulting in the issuance of an aggregate of 22,499,895 shares of Wind River common stock for all outstanding shares of ISI common stock, and all options to purchase shares of ISI common stock outstanding immediately prior to the consummation of the acquisition were converted into options to purchase shares of Wind River common stock. The acquisition is being accounted for as a pooling of interests. ISI provides solutions for embedded software development that consist of real-time operating systems and software components for embedded microprocessors; tools for designing, developing and optimizing embedded applications; networking products for device connectivity and management; and engineering design services for accelerated co-sourced product development.

    On March 31, 2000, Wind River completed its acquisition of EST, a worldwide provider of integrated hardware and software tools for programming, testing and debugging embedded systems. In connection with the acquisition, Wind River issued an aggregate of 5,474,792 shares of its common stock and reserved an additional 1,122,855 shares for issuance upon exercise of outstanding employee stock options in exchange for all outstanding shares of EST common stock, including shares issuable upon exercise of employee stock options. The acquisition was accounted for using the purchase method of accounting. Based on Wind River's average shares price at the time the merger was announced, the transaction was valued at approximately $335.4 million.

                            WIND RIVER SYSTEMS, INC.

NOTE 17: SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)
    Presented below are condensed combined financial statements as of and for the year ended January 31, 2000:

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                                                  YEAR ENDED JANUARY 31, 2000
                       ----------------------------------------------------------------------------------
                                                PRO FORMA                           PRO FORMA
                       WIND RIVER     ISI      ADJUSTMENTS   COMBINED     EST      ADJUSTMENTS   COMBINED
                       ----------   --------   -----------   --------   --------   -----------   --------
                                            (IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)
Revenue..............   $171,110    $145,845      $(901)     $316,054   $28,451      $   (715)   $343,790

Net Income...........   $ 22,471    $(11,645)     $(463)     $ 10,363   $(3,747)     $(81,324)   $(74,708)
                        --------    --------      -----      --------   -------      --------    --------
Net Income per share:
  Basic..............   $   0.54    $  (0.50)                $   0.16   $ (0.49)                 $  (1.09)
                        --------    --------                 --------   -------                  --------
  Dilutive...........   $   0.50    $  (0.50)                $   0.16   $ (0.49)                 $  (1.09)
                        --------    --------                 --------   -------                  --------

                            WIND RIVER SYSTEMS, INC.

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                              JANUARY 31,   JANUARY 31,
                                                                 1999          2000
                                                              -----------   -----------
ASSETS
Current Assets:
  Cash and Cash Equivalents.................................    $ 61,916      $ 77,929
  Short-Term Investments....................................      20,597        28,683
  Accounts Receivable, net of allowances....................      59,357        79,586
  Prepaid and Other Current Assets..........................      18,213        35,375
                                                                --------      --------
    Total Current Assets....................................     160,083       221,573
Investments.................................................     208,326       205,945
Land and Equipment, net.....................................      50,146        56,331
Other Assets................................................      20,036        45,497
Restricted Cash.............................................      34,157        39,744
                                                                --------      --------
Total Assets................................................    $472,748      $569,090
                                                                ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts Payable..........................................    $  8,233      $ 10,551
  Line of Credit............................................          --         5,094
  Accrued Liabilities.......................................      20,673        22,287
  Accrued Compensation......................................      12,280        17,910
  Income Taxes Payable......................................       3,007         9,581
  Deferred Revenue..........................................      35,321        49,401
                                                                --------      --------
    Total Current Liabilities...............................      79,514       114,824
Deferred Taxes Payable......................................          --        11,574
Long-Term Debt..............................................          --           598
Convertible Subordinated Notes..............................     140,000       140,000
                                                                --------      --------
    Total Liabilities.......................................     219,514       266,996
                                                                --------      --------
Minority Interest in Consolidated Subsidiary................         551           878
Stockholders' Equity:
  Common Stock, par value $0.001; 125,000 authorized; 63,320 and 66,100 shares issued; 62,208 and 64,823 shares
    outstanding.............................................          63            66
  Additional Paid in Capital................................     186,682       216,149
  Loan to Stockholder.......................................          --        (1,900)
  Treasury Stock at Cost....................................     (25,491)      (29,488)
  Accumulated Other Comprehensive Income (Loss).............      (2,914)       16,499
  Retained Earnings.........................................      94,343        99,890
                                                                --------      --------
    Total Stockholders' Equity..............................     252,683       301,216
                                                                --------      --------
    Total Liabilities and Stockholders' Equity..............    $472,748      $569,090
                                                                ========      ========

 See the accompanying notes to supplemental consolidated financial statements.

                            WIND RIVER SYSTEMS, INC.

                 SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME

                                 (IN THOUSANDS)

                                                                  YEAR ENDED JANUARY 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
Revenues:
  Products..................................................  $131,551   $171,792   $210,678
  Services..................................................    82,468     93,364    105,376
                                                              --------   --------   --------
    Total revenues..........................................   214,019    265,156    316,054

Cost of revenues:
  Products..................................................    20,502     23,527     27,726
  Services..................................................    37,063     35,938     43,362
                                                              --------   --------   --------
    Total cost of revenues..................................    57,565     59,465     71,088
                                                              --------   --------   --------

    Gross profit............................................   156,454    205,691    244,966

Operating expenses:
  Selling and marketing.....................................    73,950     93,686    123,265
  Product development and engineering.......................    31,721     37,772     55,301
  General and administrative................................    19,930     23,339     33,946
  Acquisition related and other.............................    15,159      7,307      9,898
  Amortization of goodwill and purchased intangibles........       688      1,303      6,344
                                                              --------   --------   --------
    Total operating expenses................................   141,448    163,407    288,754
                                                              --------   --------   --------

Income from operations......................................    15,006     42,284     16,212
                                                              --------   --------   --------

Other income (expense):
  Interest income...........................................    11,651     18,641     18,935
  Interest expense and other................................    (4,301)    (8,878)    (9,439)
                                                              --------   --------   --------
    Total other income......................................     7,350      9,763      9,496
                                                              --------   --------   --------
Income before provision for income taxes....................    22,356     52,047     25,708
Provision for income taxes..................................    11,957     16,791     15,345
                                                              --------   --------   --------
    Net income..............................................  $ 10,399   $ 35,256   $ 10,363
                                                              ========   ========   ========
Net income per share:
  Basic.....................................................  $   0.17   $   0.57   $   0.16
  Diluted...................................................  $   0.16   $   0.54   $   0.15
Weighted average common and common equivalent shares:
  Basic.....................................................    60,293     61,554     63,096
  Diluted...................................................    65,719     65,776     67,029

 See the accompanying notes to supplemental consolidated financial statements.

                            WIND RIVER SYSTEMS, INC.

          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                        COMMON                                                            ACCUMULATED
                                         STOCK          ADDITIONAL                   TREASURY STOCK          OTHER
                                  -------------------    PAID IN     STOCKHOLDER   -------------------   COMPREHENSIVE    RETAINED
                                   SHARES     AMOUNT     CAPITAL        LOAN        SHARES     AMOUNT        INCOME       EARNINGS
                                  --------   --------   ----------   -----------   --------   --------   --------------   --------
BALANCES AT JANUARY 31, 1997....   60,001      $60       $153,264           --        (169)   $ (3,121)     $(1,645)      $49,813
Net income......................       --       --             --           --          --          --           --        10,399
Unrealized gain on
  investments...................       --       --             --           --          --          --          856            --
Currency translation
  adjustment....................       --       --             --           --          --          --       (1,698)           --
                                                                                                            -------
Comprehensive income............       --       --             --           --          --          --         (842)           --
Common stock issued upon
  exercise of stock options.....    1,348        1          3,811           --          --          --           --            --
Common stock issued under stock
  purchase plans................      228       --          3,521           --          --          --           --            --
Tax benefit from stock plans....       --       --          8,093           --          --          --           --            --
Repurchase of common stock......     (124)      --         (1,672)          --          --          --           --
Purchase of treasury stock......       --       --             --           --        (546)    (12,364)          --            --
                                   ------      ---       --------      -------      ------    --------      -------       -------
BALANCES AT JANUARY 31, 1998....   61,453       61        167,017           --        (715)    (15,485)      (2,487)       60,212
Net income......................       --       --             --           --          --          --                     35,256
Unrealized loss on
  investments...................       --       --             --           --          --          --       (1,055)           --
Currency translation
  adjustment....................       --       --             --           --          --          --          628            --
                                                                                                            -------
Comprehensive income............       --       --             --           --          --          --         (427)           --
Common stock issued upon
  acquisition of Zinc Software,
  Inc...........................      339       --            582           --          --          --           --        (1,125)
Common stock issued upon
  exercise of warrant...........      337       --          1,109           --          --          --           --            --
Common stock issued upon
  exercise of stock options.....    1,945        2          7,761           --          --          --           --            --
Common stock issued under stock
  purchase plans................      231        1          3,892           --          --          --           --            --
Tax Benefit from stock plans....       --       --         14,529           --          --          --           --            --
Repurchase of common stock......     (985)      (1)        (8,743)          --          --          --           --            --
Compensation charge from common
  stock options.................       --       --            535           --          --          --           --            --
Purchase of treasury stock......       --       --             --           --        (397)    (10,006)          --            --
                                   ------      ---       --------      -------      ------    --------      -------       -------
BALANCES AT JANUARY 31, 1999....   63,320       63        186,682           --      (1,112)    (25,491)      (2,914)       94,343
Effect of changing fiscal year
  of acquired subsidiaries......       --       --             --           --          --          --           --        (4,816)
Net income......................       --       --             --           --          --          --           --        10,363
Unrealized gain on
  investments...................       --       --             --           --          --          --       20,474            --
Currency translation
  adjustment....................       --       --             --           --          --          --       (1,061)           --
                                                                                                            -------
Comprehensive income............       --       --             --           --          --          --       19,413            --
Common stock issued upon
  acquisition of Software
  Development Systems, Inc......    1,316        1         13,940           --          --          --           --            --
Sale of treasury stock..........      100       --          1,650           --          --          --           --            --
Common stock issued upon
  exercise of stock options.....    1,499        1          9,975           --          --          --           --            --
Common stock issued under stock
  purchase plans................      455        1          5,049           --          --          --           --            --
Tax benefit from stock plans....       --       --          5,000           --          --          --           --            --
Compensation charge from common
  stock options.................       --       --            218           --          --          --           --            --
Loan to stockholder.............       --       --             --      $(1,900)         --          --           --            --
Purchase of treasury stock......       --       --             --           --        (165)     (3,997)          --            --
Repurchase of common stock......     (590)      --         (6,365)          --          --          --           --            --
                                   ------      ---       --------      -------      ------    --------      -------       -------
BALANCES AT JANUARY 31, 2000....   66,100      $66       $216,149      $(1,900)     (1,277)   $(29,488)     $16,499       $99,890
                                   ------      ---       --------      -------      ------    --------      -------       -------


                                      TOTAL
                                  STOCKHOLDERS'
                                     EQUITY
                                  -------------
BALANCES AT JANUARY 31, 1997....    $198,371
Net income......................      10,399
Unrealized gain on
  investments...................         856
Currency translation
  adjustment....................      (1,698)
                                    --------
Comprehensive income............       9,557
Common stock issued upon
  exercise of stock options.....       3,812
Common stock issued under stock
  purchase plans................       3,521
Tax benefit from stock plans....       8,093
Repurchase of common stock......      (1,672)
Purchase of treasury stock......     (12,364)
                                    --------
BALANCES AT JANUARY 31, 1998....     209,318
Net income......................      35,256
Unrealized loss on
  investments...................      (1,055)
Currency translation
  adjustment....................         628
                                    --------
Comprehensive income............      34,829
Common stock issued upon
  acquisition of Zinc Software,
  Inc...........................        (543)
Common stock issued upon
  exercise of warrant...........       1,109
Common stock issued upon
  exercise of stock options.....       7,763
Common stock issued under stock
  purchase plans................       3,893
Tax Benefit from stock plans....      14,529
Repurchase of common stock......      (8,744)
Compensation charge from common
  stock options.................         535
Purchase of treasury stock......     (10,006)
                                    --------
BALANCES AT JANUARY 31, 1999....     252,683
Effect of changing fiscal year
  of acquired subsidiaries......      (4,816)
Net income......................      10,363
Unrealized gain on
  investments...................      20,474
Currency translation
  adjustment....................      (1,061)
                                    --------
Comprehensive income............      29,776
Common stock issued upon
  acquisition of Software
  Development Systems, Inc......      13,941
Sale of treasury stock..........       1,650
Common stock issued upon
  exercise of stock options.....       9,976
Common stock issued under stock
  purchase plans................       5,050
Tax benefit from stock plans....       5,000
Compensation charge from common
  stock options.................         218
Loan to stockholder.............      (1,900)
Purchase of treasury stock......      (3,997)
Repurchase of common stock......      (6,365)
                                    --------
BALANCES AT JANUARY 31, 2000....    $301,216
                                    --------

 See the accompanying notes to supplemental consolidated financial statements.

                            WIND RIVER SYSTEMS, INC.

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                  YEAR ENDED JANUARY 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
Cash flows from operating activities:
  Net income................................................  $ 10,399   $ 35,256   $ 10,363
  Adjustments to reconcile net income to cash provided by
    operations:
  Depreciation and amortization.............................    10,400     14,723     23,579
  Tax benefit from stock plans..............................     8,093     14,529      5,000
  Deferred income taxes.....................................    (3,891)    (4,000)     1,646
  Minority interest in consolidated subsidiary..............        88        151        327
  Acquired in-process research and development..............    15,159         --      6,300
  Compensation charge.......................................        --        535         --
  Write-off of impaired assets..............................        --         --        500
  Change in assets and liabilities:
    Accounts receivable.....................................    (5,716)   (11,264)   (19,266)
    Prepaid and other assets................................    (6,082)    (6,025)   (15,495)
    Accounts payable........................................     2,015       (487)     2,921
    Accrued liabilities.....................................     7,089      6,678     (2,206)
    Accrued compensation....................................     1,050        489      4,305
    Income taxes payable....................................     3,673       (914)     6,574
    Deferred revenue........................................    12,443      3,986     13,180
    Other assets and liabilities............................      (553)       126     (2,186)
                                                              --------   --------   --------
    Net cash provided by operating activities...............    54,167     53,783     35,542
                                                              --------   --------   --------
Cash flows from investing activities:
  Acquisition of land and equipment.........................   (23,972)   (17,194)   (17,950)
  Disposals of land and equipment...........................        99         --         --
  Capitalized software development costs....................    (2,147)    (2,525)    (1,550)
  Acquisitions, net of cash acquired........................   (20,553)        --    (24,872)
  Purchases of investments..................................  (316,402)  (258,229)  (131,907)
  Sales and maturities of investments.......................   264,482    208,107    158,626
  Restricted cash...........................................    (2,510)   (31,647)    (5,587)
                                                              --------   --------   --------
    Net cash used in investing activities...................  (101,003)  (101,488)   (23,240)
                                                              --------   --------   --------
Cash flows from financing activities:
  Issuance of common stock, net.............................     7,333     12,765     16,894
  Borrowings under line of credit...........................        --         --      5,094
  Purchase of treasury stock................................   (12,364)   (10,006)    (3,997)
  Sales of treasury stock...................................        --         --         --
  Repurchase of common stock................................    (1,672)    (8,744)    (6,365)
  Issuance of convertible subordinated notes, net...........   134,925         --         --
  Loan to Stockholder.......................................        --         --     (1,900)
                                                              --------   --------   --------
    Net cash provided by (used in) financing activities.....   128,222     (5,985)     9,726
                                                              --------   --------   --------
Effect of exchange rate changes on cash and cash
  equivalents...............................................    (1,620)       364     (1,199)
Effect of changing fiscal year of acquired subsidiaries.....        --         --     (4,816)
Net increase (decrease) in cash and cash equivalents........    79,766    (53,326)    16,013
Cash and cash equivalents at beginning of year..............    35,476    115,242     61,916
                                                              --------   --------   --------
Cash and cash equivalents at end of year....................  $115,242   $ 61,916   $ 77,929
                                                              --------   --------   --------
Supplemental disclosures of cash flow information:
    Cash paid for interest..................................  $     --   $  7,100   $  9,414
    Cash paid for income taxes..............................  $  4,615   $  5,189   $  2,157

 See the accompanying notes to supplemental consolidated financial statements.

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Wind River Systems, Inc. ("Wind River") develops, markets, supports and provides consulting services for advanced software operating systems and development tools that allow customers to create complex, robust, real-time software applications for embedded computers. An embedded computer is a microprocessor that is incorporated into a larger device and is dedicated to responding to external events by performing specific tasks quickly, predictably and reliably.

BASIS OF PRESENTATION

    In June 1999, Wind River acquired RouterWare, Incorporated, a California corporation that develops and markets a suite of software modules used in data communications products such as bridges, routers, gateways, and remote access servers. Pursuant to the merger agreement, Wind River issued 730,923 shares of its common stock and reserved an additional 634,065 shares for issuance upon exercise of outstanding employee stock options in exchange for all of the outstanding shares of RouterWare common stock and shares issuable upon exercise of employee stock options assumed in the merger. Wind River recorded this transaction using the pooling of interests accounting method, and all financial data of Wind River has been restated to include the historical financial information of RouterWare for the fiscal years ended January 31, 1998, 1999 and 2000.

    On February 15, 2000, Wind River completed its acquisition of Integrated Systems, Inc. ("Integrated Systems" or "ISI") in a transaction accounted for as a pooling of interests. Accordingly, these supplemental consolidated financial statements have been restated for all periods prior to the merger to include Integrated Systems. Under terms of the acquisition agreement, each outstanding share of Integrated Systems' common stock was exchanged for .92 of a share of Wind River's common stock, resulting in the issuance of an aggregate of 22,499,895 shares of Wind River common stock. Additionally, Wind River converted all outstanding options to purchase Integrated Systems common stock into options to purchase shares of Wind River common stock.

    Prior to the acquisition, Integrated Systems' fiscal year ended on the last day of February. In recording the business combination, Integrated Systems' consolidated financial statements as of and for each of the three years in the period ended February 28, 1999 have been combined with Wind River's consolidated financial statements as of and for each of the three years in the period ended January 31, 1999. Integrated Systems has changed its fiscal year-end to January 31 to conform to Wind River's year-end. As a result, an adjustment has been made to stockholders' equity as of January 31, 1999 to adjust for the net results of Integrated Systems for the month of February 1999, which has been included in the results of operations for the year ended January 31, 2000 in the accompanying supplemental financial statements.

    The consolidated financial statements include the accounts of Wind River and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The accompanying consolidated financial statements have been presented to reflect the acquisitions accounted for as poolings of interests for all periods presented.

    Wind River has a fiscal year end of January 31. The international subsidiaries have fiscal year-ends of December 31. The consolidated financial statements include the international subsidiaries' financial statements as of December 31.

    Certain amounts in the fiscal year 1999 financial statements have been reclassified to conform to the fiscal year 2000 presentation.

CASH AND CASH EQUIVALENTS

    Cash equivalents consist of highly liquid investments with an original maturity of three months or less. These investments consist of fixed income securities, which are readily convertible to cash and are stated at cost, which approximates fair value. Restricted cash consists of the investments held as collateral under the operating lease of Wind River's headquarters and an accreting interest rate swap agreement. Fair value is determined based upon the quoted market prices of the securities as of the balance sheet date.

INVESTMENTS

    Investments with maturities greater than three months and less than one year are classified as short-term investments. Investments with maturities greater than one year are classified as long-term investments. Wind River accounts for its investments, including money market funds, municipal bonds, U.S. government and agency obligations, corporate bonds and other debt securities, in accordance with Statement of Financial Accounting Standards No. ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities." Wind River determines the appropriate classification of its marketable securities at the time of purchase and re-evaluates such classification as of each balance sheet date. Wind River has classified all of its investments as available-for-sale and carries such investments at fair value, with unrealized gains and losses reported in stockholders' equity until disposition. Fair value is determined based upon the quoted market prices of the securities as of the balance sheet date. The cost of securities sold is based on the specific identification method. Realized gains or losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense.

CONCENTRATION OF CREDIT RISK

    Wind River's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents, investments, and accounts receivable. Wind River's investments consist of investment grade securities managed by qualified professional investment managers. The investment policy is intended to limit Wind River's exposure to concentration of credit risk. Wind River's accounts receivable results primarily from software sales to a broad customer base both domestically and internationally and are typically unsecured. Wind River performs on-going credit evaluations of its customers' financial condition, limits the amount of credit when deemed necessary and maintains allowances for potential credit losses; historically, such losses have been immaterial. As a consequence, concentrations of credit risk are limited.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    For certain of Wind River's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable and accounts payable, the carrying amounts approximate fair value due to their short maturities. The estimated fair value for the convertible subordinated notes (with a carrying amount of $140 million at January 31, 2000) is approximately $135.8 million at January 31, 2000. The fair value for the convertible subordinated notes is based on quoted market prices.

LAND AND EQUIPMENT

    Land and equipment are stated at cost. Depreciation on equipment is computed using the straight-line method over the estimated useful lives of the assets, which is generally two to four years for computer equipment, four to ten years for furniture and equipment and up to twenty years for buildings. Leasehold improvements are amortized over the term of the related lease or useful economic life, if shorter. Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company capitalizes substantially all external costs related to the purchase and implementation of software projects used for business operations and engineering design activities. Capitalized software costs primarily include purchased software and external consulting fees. Capitalized software projects are amortized over the estimated useful lives of the projects, typically a two to five year period. The Company had $6.9 million and $4.2 million of capitalized software costs and $0.8 million and $0.4 million of accumulated amortization included in land and equipment at January 31, 2000 and 1999, respectively.

SOFTWARE DEVELOPMENT COSTS

    Wind River accounts for software development costs in accordance with SFAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed." Costs incurred to establish the technological feasibility of a computer software product are considered research and development costs and are expensed as incurred. When the technological feasibility of a software product has been established using the working model approach, development costs are capitalized. Capitalization of these costs ceases when the product is considered available for general release to customers. Amortization of capitalized software development costs is provided on a product-by-product basis at the greater of the amount computed using (a) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues or (b) the straight-line method over the remaining estimated economic life of the product. Generally, an original estimated economic life of eighteen months is assigned to capitalized software development costs. Amortization of capitalized software costs is charged to cost of product revenues. Research and development expenditures are charged to research and development in the period incurred. The amortization of capitalized software costs which were charged to cost of product revenues during fiscal years 2000, 1999 and 1998 were $2,397,000, $1,902,000 and $1,603,000, respectively. At January 31, 2000, 1999 and 1998, Wind River had capitalized software costs of $2,609,000, $3,743,000 and $3,426,000, respectively.

OTHER ASSETS

    Other assets include bond issuance costs, purchased technology, capitalized software development costs, equity investments, and deposits. Bond issuance costs are amortized over five years and purchased technology is amortized over three years.

    Wind River evaluates the recoverability of its property and equipment and intangible assets in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. Accordingly, Wind River evaluates asset recoverability at each balance sheet date or when an event occurs that may impair recoverability of the asset. Wind River determines the recoverability of the carrying amount of each intangible asset by reviewing the following factors: the undiscounted value of expected operating cash flows in relation to its net capital investments, the estimated useful or contractual life of the intangible asset, the contract or product supporting the intangible asset, and in the case of purchased technology and capitalized software development costs, Wind River periodically reviews the recoverability of the asset's value by evaluating its products with respect to technological advances, competitive products and the needs of its customers.

INTANGIBLE ASSETS

    Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received using the discounted cash flow approach. These intangible assets include acquired customer lists, workforce, technological know how, covenants not to compete and goodwill. Intangible assets are amortized over periods from eight months to 10 years on a straight-line basis, which represents the estimated periods of benefit.

REVENUE RECOGNITION

    Wind River recognizes revenue in accordance with SOP 97-2, "Software Revenue Recognition," as amended by SOP 98-4, "Deferral of the Effective Date of Certain Provisions of SOP 97-2," effective February 1, 1998. SOP 97-2 and SOP 98-4 provide guidance on recognizing revenue on software transactions and supersede SOP 91-1. The adoption of SOP 97-2 and SOP 98-4 did not have a material impact on Wind River's existing licensing or revenue recognition practices.

    Product revenues consist of licensing fees from operating system and software development tool products and fees from embedded system run-time licenses. Service revenues are derived from fees from professional services, software porting and development contracts, software maintenance and support contracts, customer training and consulting. Maintenance contracts are generally sold separately from the products. Wind River's customers consist of end users, distributors, original equipment manufacturers, system integrators and value-added resellers.

    Product revenues are generally recognized at the time of shipment or upon the delivery of a product master in satisfaction of non-cancelable contractual agreements provided that collection of the resulting receivable is probable, the fee is fixed or determinable and vendor-specific objective evidence ("VSOE") exists to allocate the total fee to all delivered and undelivered elements of the arrangement. Any maintenance included in these arrangements is deferred based on VSOE and recognized ratably over the term of the arrangement. Service revenues from engineering services contracts are generally recognized on the percentage-of-completion basis. Service revenues from software maintenance, support and update fees (post-contract support) are recognized ratably over the contract period. Services revenue from training and consulting are recognized when the services are provided.

    In December 1998, the American Institute of Certified Public Accountants ("AICPA") released SOP 98-9, "Modification of SOP 97-2, 'Software Revenue Recognition' with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is Vendor-Specific Objective Evidence ("VSOE") of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 (other than the requirement for VSOE of the fair value of each delivered element) are satisfied.

FOREIGN CURRENCY TRANSLATION

    The functional currency of foreign subsidiaries is the local currency. Accordingly, assets and liabilities of the subsidiaries are translated using the exchange rates in effect at the end of the period, while income and expense items are translated at average rates of exchange during the period. Gains or losses from translation of foreign operations where the local currency is the functional currency are included as other comprehensive income or loss. The net gains and losses resulting from foreign currency transactions are recorded in net income in the period incurred and were not significant for any of the periods presented.

STOCK-BASED COMPENSATION PLANS

    Wind River accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and complies with the disclosure provisions of SFAS 123, "Accounting for Stock Based Compensation." Under APB 25, compensation cost is recognized over the vesting period based on the difference, if any, on the date of grant between the fair market value of Wind River's stock and the amount an employee must pay to acquire the stock. Wind River's policy is to grant options with an exercise price equal to the quoted market price of Wind River's stock on the grant date. Accordingly, no compensation expense has been recognized for its stock option plans.

NET INCOME PER SHARE

    Net income per share includes basic net income per share, which is based on the weighted-average number of common shares outstanding, and diluted net income per share, which is based on the weighted-average number of common shares outstanding and all dilutive potential common shares outstanding. Dilutive common equivalent shares consist of stock options and warrants (using the treasury stock method) and convertible subordinated notes (using the if converted method). Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, in which it agreed to defer for one year the implementation date of SFAS No. 133.

    In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition," which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. Wind River believes the adoption of SAB 101 will not have a material impact on Wind River's financial position and results of operations.

    In March 2000, the FASB issued Interpretation No. 44, ("FIN 44"), Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB
25. This Interpretation clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and
(d) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective

July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this Interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000. WindRiver has not yet determined the impact, if any, of adopting this interpretation.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. ACQUISITIONS

    On December 31, 1997, Wind River entered into an OEM license agreement with Liberate Technologies, Inc. to license the right to access and modify the source code version of certain Liberate Technologies, Inc. technology and to duplicate, distribute and sublicense the object code version of such modified source code included with certain of Wind River's future products. Under the agreement, Wind River paid $9.8 million for non-exclusive, restricted, perpetual rights to the technology and $200,000 for Liberate Technologies, Inc. engineering services incurred prior to source code delivery. In addition, selected elements of the Liberate Technologies, Inc. technology require Wind River to pay additional per unit royalties in the event Wind River's future sales of products that include the modified Liberate Technologies, Inc. technology exceed specified volume levels. The licensed source code will be ported by Wind River to its VxWorks, IxWorks, WiSP and other real time embedded operating systems and will become a component of future products. At the date the source code was acquired, there were no working models of such products incorporating the licensed technology and because of the restrictive nature of the license agreement, there were no alternative future uses for such technology in research and development. Accordingly, the aggregate purchase price of $10 million was expensed immediately as in-process research and development.

    On January 30, 1998, Wind River acquired Objective Software
Technology, Ltd. ("OST"), a privately held Scotland-based company that designs and markets visualization tools for development of embedded systems. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair market value of the net tangible assets acquired aggregated approximately $6.1 million, of which $4.1 million was allocated to in-process research and development and expensed immediately. Wind River used the discounted cash flow ("DCF") approach to determine the fair value of OST and its identifiable assets, including the value of the products in the development stage which were not considered to have reached technological feasibility. The DCF approach includes an analysis of the markets, completion costs, cash flows, other required assets, contributions made by core technology, and risks associated with achieving such cash flows. The balance of the excess acquisition cost was allocated to acquired technology ($2.0 million) which is being amortized over three years.

    In May 1998, Wind River acquired Zinc Software, Incorporated, a privately held company that develops, markets and supports graphical application software. In connection therewith, Wind River issued 339,917 shares of common stock in exchange for all of the outstanding stock of Zinc. The acquisition was accounted for as a pooling of interests. As the operations of Zinc were not material to Wind River's consolidated operations and financial position, the financial statements of Zinc have been recorded in the consolidated financial statements as of May 1, 1998.

    During the fiscal year ended January 31, 1999, Wind River paid $500,000 for a 10% interest in the common stock of XACT, Inc. that was accounted for under the cost method. During April 1999, Wind River entered into an asset purchase agreement with XACT pursuant to which Wind River acquired certain office and other equipment from XACT and revised the terms of an existing distribution agreement with XACT. Subsequently, but not pursuant to the asset purchase agreement, Wind River hired a significant number of XACT employees.

    In June 1999, Wind River acquired RouterWare, Incorporated, a California corporation that develops and markets a suite of software modules used in data communications products such as bridges, routers, gateways, and remote access servers. Pursuant to the merger agreement, Wind River issued 730,923 shares of its common stock and reserved an additional 634,065 shares for issuance upon exercise of outstanding employee stock options in exchange for all of the outstanding shares of RouterWare common stock and shares issuable upon exercise of employee stock options assumed in the merger. Wind River recorded this transaction using the pooling of interests accounting method, and all financial data of Wind River has been restated to include the historical financial information of RouterWare. In connection with the acquisition of RouterWare, Wind River incurred approximately $930,000 in merger related expenses consisting primarily of transaction fees.

    In October 1999, Wind River entered into an agreement to merge with Integrated Systems, an embedded operating systems and development tool software developer, in a transaction accounted for as a pooling of interests and all financial data of Wind River has been restated to include the historical information of Integrated Systems. The merger was consummated on February 15, 2000. In connection with the merger, each outstanding share of Integrated Systems common stock was exchanged for .92 of a share of Wind River common stock, resulting in the issuance of an aggregate of 22,499,895 shares of Wind River common stock for all outstanding shares of Integrated Systems common stock. In addition, approximately 4,493,000 of Integrated Systems stock options became options to purchase approximately 4,133,000 shares of Wind River common stock. As of January 31, 2000, Wind River incurred approximately $205,000 in one-time integration related expenses consisting primarily of transaction fees.

3. LAND AND EQUIPMENT

    Land and equipment consist of the following:

                                                                JANUARY 31,
                                                            -------------------
                                                              2000       1999
                                                            --------   --------
                                                              (IN THOUSANDS)
Land and Buildings........................................  $26,446    $26,333
Computer equipment........................................   60,143     49,503
Furniture and equipment...................................   10,694      6,759
Leasehold improvements....................................    2,968      1,545
                                                            -------    -------
                                                            100,251     84,140
Less accumulated depreciation.............................  (43,920)   (33,994)
                                                            -------    -------
                                                            $56,331    $50,146
                                                            =======    =======

    In fiscal year 1999, Wind River made $2.2 million of related land improvements.

4. INVESTMENTS

    Cash equivalents and investments consist of the following:

                                                              JANUARY 31,
                                                          -------------------
                                                            2000       1999
                                                          --------   --------
                                                            (IN THOUSANDS)
Money market fund.......................................  $ 31,418   $  8,903
Municipal bonds.........................................        --      5,672
U.S. government and agency obligations..................    33,277    101,782
Corporate bonds.........................................    68,133     85,326
Other debt securities...................................   106,760     61,423
                                                          --------   --------
Total available-for-sale securities.....................   239,588    263,106
Less amounts classified as cash equivalents.............   (46,311)   (37,193)
                                                          --------   --------
Total marketable securities.............................   193,277   $225,913
                                                          --------   --------
Equity investments......................................    41,351      3,010
                                                          --------   --------
Total market value of investments.......................  $234,628   $228,923
                                                          ========   ========

    The contractual maturities of marketable securities, at January 31, 2000, regardless of their balance sheet classification, were as follows:

                                                              (IN THOUSANDS)
Due in 1 year or less.......................................     $ 28,683
Due in 1-2 years............................................       55,190
Due in 2-5 years............................................       74,528
Due in 5 years or more......................................       34,876
                                                                 --------
Total marketable securities.................................     $193,277
                                                                 ========

    Gross realized gains and losses from the sale of securities classified as available-for-sale were not material for the years ended January 31, 1999 and 2000. For the purpose of determining gross realized gains and losses, the cost of securities is based upon specific identification.

5. DERIVATIVE FINANCIAL INSTRUMENTS

    Wind River enters into foreign currency forward exchange contracts ("forward contracts") to manage exposure related to certain foreign currency transactions. Wind River does not enter into derivative financial instruments for trading purposes. Wind River may, from time to time, adjust its foreign currency hedging position by taking out additional contracts or by terminating or offsetting existing forward contracts. These adjustments may result from changes in the underlying foreign currency exposures or from fundamental shifts in the economics of particular exchange rates. Gains and losses on terminated forward contracts, or on contracts that are offset, are recognized in income in the period of contract termination or offset. At January 31, 2000, Wind River had outstanding forward contracts with notional amounts totaling approximately
$7.1 million. These contracts, which mature in less than ninety days, are hedges of certain foreign currency transaction exposures in the Japanese yen. The difference between cost and estimated fair value at January 31, 2000 was negligible.

    On March 18, 1998, Wind River entered into an accreting interest rate swap agreement (the "Swap Agreement") to reduce the impact of changes in interest rates on its floating rate operating lease for its current corporate headquarters (see Note 12). The Swap Agreement effectively changes Wind River's interest rate exposure on its operating lease which is at one month LIBOR to a fixed rate of 5.9%. The notional amount under the Swap Agreement is scheduled to increase in relation to the funds used to construct Wind River's current headquarters. The differential to be paid or received under the Swap Agreement will be recognized as an adjustment to rent expense related to the operating lease. The Swap Agreement matures at the same time as the operating lease expires. The amounts potentially subject to credit risk (arising from the possible inability of the counterparty to meet the term of their contracts) are generally limited to the amounts, if any, by which the counterparty's obligations exceed the obligations of Wind River.

6. PROVISION FOR INCOME TAXES

    The provision for income taxes was composed as follows:

                                                       YEAR ENDED JANUARY 31,
                                                   ------------------------------
                                                     2000       1999       1998
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
Current:
Federal..........................................  $ 9,020    $14,334    $10,188
State............................................    1,972      2,112      2,051
Foreign..........................................    7,275      4,350      3,725
                                                   -------    -------    -------
                                                    18,267     20,796     15,894
                                                   =======    =======    =======
Deferred:
Federal..........................................   (2,186)    (3,196)    (2,856)
State............................................     (736)      (809)      (295)
Foreign..........................................       --         --       (786)
                                                   -------    -------    -------
                                                    (2,922)    (4,005)    (3,937)
                                                   -------    -------    -------
                                                   $15,345    $16,791    $11,957
                                                   =======    =======    =======

    The provision for income taxes differs from the amount computed using the statutory federal income tax rate as follows:

                                                                 YEAR ENDED JANUARY 31,
                                                          ------------------------------------
                                                            2000          1999          1998
                                                          --------      --------      --------
Expected Rate...........................................    35.0%         35.0%         35.0%
State taxes, net of federal benefit.....................    2.91           4.2           8.0
Goodwill amortization...................................     3.8            --            --
Foreign taxes...........................................    14.0           1.0           5.2
In-process technology write-off.........................     8.3            --          15.5
Research and development, net...........................    (2.5)         (2.1)         (3.2)
Tax exempt interest.....................................      --          (1.0)         (5.3)
Foreign sales corporation benefit.......................    (1.9)         (0.4)         (1.5)
Changes in tax rate of foreign subsidiary...............      --          (4.6)           --
Other...................................................     0.1           0.1          (0.2)
                                                            ----          ----          ----
                                                            59.7%         32.2%         53.5%
                                                            ====          ====          ====

    In May 1998, Integrated Systems made an election to treat Integrated Systems' Austrian subsidiary, TakeFive Software GmbH, as a foreign branch of Integrated Systems in its United States federal tax return. For financial statement purposes, this election resulted in a one-time tax benefit of $2.4 million in the first quarter of fiscal year 1999. The effective consolidated tax rate in fiscal 1998 was higher due to the permanent difference resulting from the write-off of in-process research and development during the fourth quarter of fiscal 1998.

    Deferred tax assets which result from temporary differences in the recognition of certain revenues and expenses for financial and income tax reporting purposes consist of the following:

                                                                 JANUARY 31,
                                                             -------------------
                                                               2000       1999
                                                             --------   --------
                                                               (IN THOUSANDS)
Depreciation and Amortization..............................   $4,122    $ 5,499
Tax credit carryforwards...................................    2,788      2,019
Employee benefit accruals..................................    1,776      1,244
Accounts receivable reserves...............................    1,386        907
Accrued expenses and other.................................    2,697      2,517
Deferred revenue...........................................    1,572        753
Other......................................................      571         --
                                                              ------    -------
Gross deferred tax assets..................................   14,912     12,939
                                                              ------    -------
Software Development Costs.................................    1,272      1,296
Unrealized gain on investments.............................   12,500        138
Other......................................................    4,544        401
                                                              ------    -------
Gross deferred tax liabilities.............................   18,316      1,835
                                                              ------    -------
Net deferred tax assets....................................   (3,404)   $11,104
                                                              ======    =======

7. CONVERTIBLE SUBORDINATED NOTES AND OTHER BORROWINGS

    In July 1997, Wind River issued $140 million of 5% Convertible Subordinated Notes (the "Notes"), which mature on August 1, 2002. The Notes are subordinated to all existing and future senior debt and are convertible into shares of Wind River's Common Stock at a conversion price of $32.33 per share. The Notes are redeemable at the option of Wind River, in whole or in part, at any time on or after August 2, 2000 at 102% of the principal amount initially, and thereafter at prices declining to 100% at maturity, in each case plus accrued interest. Each holder of these Notes has the right, subject to certain conditions and restrictions, to require Wind River to offer to repurchase all outstanding Notes, in whole or in part, owned by such holder, at specified repurchase prices plus accrued interest upon the occurrence of certain events. The $5.1 million of costs incurred in connection with the offering are included in prepaid and other assets. These unamortized costs are being amortized to interest expense over the 5-year term of the Notes using the straight-line method, which approximates the effective interest method. Interest on the Notes began accruing July 31, 1997 and is payable semi-annually on February 1 and August 1, commencing on February 1, 1998.

    In December 1999, the Company borrowed approximately $5.1 million from its $5.9 million line of credit through a subsidiary. The amount borrowed bears an annual interest rate of 0.81% and was outstanding as of January 31, 2000. The amount borrowed was paid in full during February 2000.

8. COMPREHENSIVE INCOME

    In February 1998, Wind River adopted SFAS 130, "Reporting Comprehensive Income." Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The primary difference between net income and comprehensive income, for Wind River, results from foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. The adoption of SFAS 130 had no impact on Wind River's results of operations.

    Wind River's comprehensive income has been presented in the Consolidated Statements of Stockholders' Equity. As of January 31, 2000, accumulated other comprehensive income consisted of foreign currency translation adjustments of $3,571,000 and unrealized gain on investments of $20,070,000.

9. NET INCOME PER SHARE

    In accordance with SFAS 128, the calculation of basic and diluted net income per share is presented below:

                                                        YEAR ENDED JANUARY 31,
                                                   ---------------------------------
                                                     2000        1999        1998
                                                   ---------   ---------   ---------
                                                    (IN THOUSANDS, EXCEPT PER SHARE
                                                             INFORMATION)
Basic computation:
Net income.......................................   $10,363     $35,256      10,399
Weighted average common shares outstanding.......    63,096      61,554      62,152
                                                    -------     -------     -------
Basic net income per share.......................   $  0.16     $  0.57     $  0.17
                                                    =======     =======     =======
Diluted computation:
Net income.......................................   $10,363     $35,256     $10,399
                                                    -------     -------     -------
Weighted average common shares outstanding.......    63,096      61,554      60,293
Incremental shares from assumed conversions:
  Stock options..................................     3,933       4,222       5,426
  Convertible subordinated notes.................        --          --          --
                                                    -------     -------     -------
Dilutive potential common shares.................     3,933       4,222       5,426
                                                    -------     -------     -------
Total dilutive average common shares
  outstanding....................................    67,029      65,776      65,719
                                                    -------     -------     -------
Diluted net income per share.....................   $  0.15     $  0.54     $  0.16
                                                    =======     =======     =======

    The effect of assumed conversion of the convertible subordinated notes is anti-dilutive and therefore excluded from the above computations.

10. COMMON STOCK

    On March 10, 1997 and February 4, 1999, Wind River effected three-for-two splits of its Common Stock in the form of stock dividends. Par value remained at $0.001 per share. Accordingly, all share and per share amounts have been adjusted to give retroactive effect to these stock splits.

    During fiscal year 1999, Wind River repurchased approximately 397,000 shares of Common Stock at an aggregate cost of approximately $10.0 million. In
May 1998, Wind River issued 339,917 unregistered shares of its Common Stock to the shareholders of Zinc Software, Incorporated in exchange for all of the then outstanding shares of Zinc. In January 1999 Wind River issued 337,500 unregistered shares of its Common Stock to Innotech Corporation upon Innotech's exercise of a warrant issued in January 1995, for an aggregate exercise price of approximately $1.1 million. In June 1999, Wind River issued 730,923 shares of its common stock and reserved an additional 634,065 shares for issuance upon exercise of outstanding employee stock options in exchange for all of the outstanding shares of RouterWare common stock and shares issuable upon exercise of employee stock options assumed in the merger.

    In October 1999, Wind River's Board of Directors adopted a share purchase rights plan declaring a dividend of one preferred share purchase right for each share of Wind River's common stock outstanding on November 15, 1999. Each right entitles the holder to purchase 1/100th of a share of Series A Junior Participating Preferred stock, par value $.001 per share, at a price of $160.00 per 1/100th of a preferred share, subject to certain adjustments.

    The rights will not be distributed until the earlier of the date of a public announcement that a person or a group have acquired beneficial ownership of 15% or more of the outstanding common stock ("Acquiring Person"), or 10 business days following the commencement of, or announcement of an intention to commence a tender offer or exchange offer, the consummation of which would result in any person or entity becoming an Acquiring Person. The rights will expire on October 22, 2001, unless earlier redeemed or exchanged by Wind River.

11. STOCK BASED COMPENSATION PLANS

    Wind River accounts for its stock-based compensation plans in conformity with APB 25 and related Interpretations and has adopted the additional pro forma disclosure provisions of SFAS 123. Accordingly, no compensation expense has been recognized for its fixed stock option plans and its stock purchase plans.

    The Amended and Restated 1987 Equity Incentive Plan (the "1987 Plan") allows for the issuance of options and other stock awards to Wind River employees and consultants to purchase a maximum of 14,175,000 shares of Common Stock. Stock options granted under the 1987 Plan may be incentive stock options or nonstatutory stock options. Individuals owning more than 10% of Wind River's stock are not eligible to receive incentive stock options under the 1987 Plan unless the option's price is at least 110% of the fair market value of the Common Stock at the date of grant and the term of the option does not exceed five years from the date of grant. Nonstatutory stock options issued to holders of less than 10% of Wind River's stock may be granted at prices of at least 85% of the fair market value of the stock at the grant date and with expirations not to exceed ten years from the grant date, although Wind River's current practice is to grant options with exercise prices at least 100% of the fair market value. Under the terms of the 1987 Plan, option vesting provisions are established by the Board of Directors when options are granted. Options generally will vest over four years, although options may be granted that vest upon achievement of performance criteria. Unexercised options are automatically canceled three months after termination of the optionee's employment or other service with Wind River.

    In April 1995, Wind River adopted the 1995 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for automatic grants of nonstatutory stock options to purchase Common Stock of Wind River to directors of Wind River who are not employees of, or consultants to, Wind River or any affiliate of Wind River (Non-Employee Directors). The Directors' Plan allows for the issuance of options to purchase a maximum of 337,500 shares of Common Stock. Options issued are granted at prices of 100% of the fair market value of the Common Stock at the date of grant and with expirations of ten years from the grant date. Initial options granted to each Non-Employee Director vest in annual increments over a period of four years from the date of grant, commencing on the date one year after the date of grant of the initial options. Subsequent options shall become 100% vested at the end of the one-year period following the date of grant as long as the optionee has attended 75% of the meetings of the board and committees on which he serves. Unexercised options will terminate six months after such optionee's termination of all service with Wind River and its affiliates.

    In April 1998, Wind River adopted the 1998 Non-Officer Stock Option Plan (the "Non-Officer Plan"). The Non-Officer Plan provides for grants of nonstatutory stock options to employees and consultants who are not officers or directors of Wind River. An aggregate of 3,450,000 shares of Common Stock have been reserved for issuance under the Non-Officer Plan. The exercise price of nonstatutory stock options granted under the Non-Officer Plan may not be less than 85 percent of the fair market value of the Common Stock on the date of grant. All nonstatutory stock options granted under the Non-Officer Plan have a maximum term of 10 years. Options generally will vest over four years, although options may be granted that vest upon achievement of performance criteria. The Non-Officer Plan and options thereunder may be amended by the Board from time to time. The Non-Officer Plan will terminate on April 22, 2008.

    In June 1998, Wind River adopted the 1998 Equity Incentive Plan (the "1998 Plan"). The 1998 Plan provides for grants of options and other stock awards to employees, directors and consultants to purchase a maximum of 1,500,000 shares of Common Stock. Stock options granted under the 1998 Plan may be incentive stock options or nonstatutory stock options. Individuals owning more than 10% of Wind River's stock are not eligible to receive incentive stock options under the 1998 Plan unless the option's price is at least 110% of the fair market value of the Common Stock at the date of grant and the term of the option does not exceed five years from the date of grant. Nonstatutory stock options issued to holders of less than 10% of Wind River's stock may be granted at prices of at least 85% of the fair market value of the stock at the grant date and with expirations not to exceed ten years from the grant date, although Wind River's current practice is to grant options with exercise prices of at least 100% of the fair market value. Under the terms of the 1998 Plan, option vesting provisions are established by the Board of Directors when options are granted. Options generally will vest over four years, although options may be granted that vest upon achievement of performance criteria. Unexercised options are automatically canceled three months after termination of the optionee's employment or other service with Wind River.

    In June 1999, Wind River assumed the 1994 RouterWare Stock Option Plan in connection with the acquisition of RouterWare. Pursuant to the acquisition, Wind River reserved 634,065 shares for issuance upon exercise of outstanding employee stock options in exchange for all of the outstanding shares of RouterWare common stock and shares issuable upon exercise of employee stock options assumed in the merger. Wind River recorded this transaction using the pooling of interests accounting method, and all financial data, including the number of options outstanding, of Wind River has been restated to include the historical financial information of RouterWare.

    In connection with the acquisition of Integrated Systems, Wind River assumed all of the outstanding stock options granted under various Integrated Systems stock option plans. Outstanding options assumed generally vest over four or five year terms and are exercisable for a period of 10 years. No further grants will be made under the various Integrated Systems stock option plans.

    Activity under all stock option plans described above is summarized as follows:

                                                  FISCAL YEAR 2000        FISCAL YEAR 1999        FISCAL YEAR 1998
                                                ---------------------   ---------------------   ---------------------
                                                            WEIGHTED                WEIGHTED                WEIGHTED
                                                             AVERAGE                 AVERAGE                 AVERAGE
                                                 NUMBER     PRICE PER    NUMBER     PRICE PER    NUMBER     PRICE PER
                                                OF SHARES     SHARE     OF SHARES     SHARE     OF SHARES     SHARE
                                                ---------   ---------   ---------   ---------   ---------   ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Beginning balance.............................   11,468      $16.41       9,969      $11.84       8,511      $ 7.80
Granted.......................................    5,223      $16.46       4,182      $20.89       5,071      $17.92
Exercised.....................................   (1,439)     $ 6.76      (1,945)     $ 4.31      (1,348)     $ 2.84
Canceled......................................     (964)     $17.29        (738)     $16.89      (2,265)     $17.64
                                                 ------      ------      ------      ------      ------      ------
Ending balance................................   14,288      $16.61      11,468      $16.41       9,969      $11.84
                                                 ======      ======      ======      ======      ======      ======

    The following table summarizes information about fixed stock options outstanding at January 31, 2000:

                                     OPTIONS OUTSTANDING
                        ---------------------------------------------         OPTIONS EXERCISABLE
                                         WEIGHTED-AVERAGE   WEIGHTED-   -------------------------------
                            NUMBER          REMAINING        AVERAGE        NUMBER         WEIGHTED-
      RANGE OF           OUTSTANDING     CONTRACTUAL LIFE   EXERCISE     EXERCISABLE        AVERAGE
   EXERCISE PRICES      (IN THOUSANDS)      (IN YEARS)        PRICE     (IN THOUSANDS)   EXERCISE PRICE
---------------------   --------------   ----------------   ---------   --------------   --------------
    $0.01--$4.99             1,286             4.60          $ 2.56         1,285            $ 2.56
    $5.00--$9.99             1,319             6.36          $ 8.10         1,062            $ 7.94
   $10.0--$14.99             4,324             8.63          $12.51           925            $11.83
   $15.00--$19.99            2,200             9.22          $16.48           170            $18.35
   $20.00--$24.99            1,838             8.03          $22.31           808            $22.28
   $25.00--$29.99            2,759             7.92          $26.56         1,175            $26.46
   $30.00--$34.99              383             9.63          $32.11            27            $30.73
   $35.00--$39.99               27             9.79          $37.14             1            $38.72
   $40.00--$44.99              152             9.87          $40.71            --            $   --
                            ------             ----          ------         -----            ------
   $0.01--$44.99            14,288             7.98          $16.61         5,453            $13.89
                            ======             ====          ======         =====            ======

    In March 1993, Wind River adopted the Employee Stock Purchase Plan (the "Purchase Plan"). In April 1999, the Board amended the Purchase Plan to increase the aggregate shares from 1,350,000 to 1,500,000 shares of Common Stock, which are authorized for issuance under the Purchase Plan. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the commencement of the Purchase Plan. Employees who participate in an offering can have up to 15% of their earnings withheld pursuant to the Purchase Plan. The amount withheld is used to purchase shares of Common Stock on specified dates determined by the Board. The price of Common Stock purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Common Stock, determined by the closing price on the Nasdaq National Market, at the commencement date or the ending date of each six month offering period.

    Shares issued under the Purchase Plan in fiscal years 2000, 1999 and 1998 were 226,000, 121,000 and 96,000 shares of Common Stock, respectively, at an average price of $27.20, $20.28 and $19.43, respectively.

    Integrated Systems' Employee Stock Purchase Plan was terminated on
February 15, 2000. Shares issued under this plan in fiscal years 2000, 1999 and 1998 were 229,000, 110,400 and 132,480 shares of Common Stock, respectively.

PRO FORMA DISCLOSURES

    Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes model with the following assumptions used for grants during fiscal years 1998, 1999 and 2000:

                                                     YEAR ENDED JANUARY 31,
                                                ---------------------------------
                                                  2000        1999        1998
                                                ---------   ---------   ---------
Risk free interest rates......................       5.83%       5.10%       6.16%
Expected volatility...........................         66%         60%         63%
Expected option life..........................  5.3 years   5.3 years   5.4 years
Expected dividends............................         --          --          --

    Wind River applies the provisions of APB 25 and related Interpretations in accounting for stock based compensation arrangements. Had compensation expense under these arrangements been determined pursuant to SFAS 123, Wind River's net income and net income per share would have been as follows:

                                                      YEAR ENDED JANUARY 31,
                                                  ------------------------------
                                                    2000       1999       1998
                                                  --------   --------   --------
                                                  (IN THOUSANDS EXCEPT PER SHARE
                                                             AMOUNTS)
Net income:
  As reported...................................  $ 10,363   $35,256    $10,399
  Pro Forma.....................................  $(27,132)  $ 8,936    $(3,879)
Net income per share:
Basic:
  As reported...................................  $   0.16   $  0.57    $  0.17
  Pro Forma.....................................  $  (0.43)  $  0.15    $ (0.06)
Diluted:
  As reported...................................  $   0.15   $  0.54    $   .16
  Pro Forma.....................................  $  (0.43)  $  0.14    $ (0.06)

    The pro forma amounts include compensation expense related to fiscal years 1998, 1999 and 2000 stock option grants and sales of Common Stock under the Purchase Plan. The effects of applying SFAS 123 on pro forma disclosures of net income and net income per share for fiscal years 1998, 1999 and 2000 are not likely to be representative of the pro forma effects on net income and net income per share in future years.

12. COMMITMENTS AND CONTINGENCIES

    Wind River leases certain property consisting of subsidiary headquarters, customer training facilities, sales facilities and equipment under non-cancelable operating leases that expire at various dates through March 2004. Future minimum rental payments under non-cancelable operating leases subsequent to fiscal year 2000 are as follows:

    (In thousands)

Year ending January 31,
2001........................................................  $ 5,973
2002........................................................    3,928
2003........................................................    2,260
2004........................................................    1,155
2005........................................................      900
Thereafter..................................................      354
                                                              -------
                                                              $14,570
                                                              =======

    Rental expense for fiscal years 1998, 1999 and 2000 was $4.9 million, $5.7 million and $8.5 million, respectively.

    In fiscal year 1998, Wind River entered into an operating lease for its headquarters constructed on the land Wind River purchased in Alameda, California. Construction of the buildings was completed in the first quarter of fiscal year 2000. The lease was finalized in August 1999 and the lessor has funded a total of $32.4 million of construction costs. The operating lease payments began in August 1999 and will vary based on the total construction costs of the property, including capitalized interest, and LIBOR.

    In fiscal year 2000, Wind River entered into a second operating lease agreement for the construction of two additional buildings at its headquarter facility. As of January 31, 2000, the lessor has funded a total of $4.0 million of construction costs and has committed to fund up to a maximum of $26.0 million. Construction of the building is currently expected to be completed in January 2001. The operating lease payments will vary based upon the total construction costs of the property, including capitalized interest and LIBOR.

    In connection with the lease of Wind River's current headquarters, Wind River is obligated to enter into a lease of its land in Alameda, California with the lessor of the building at a nominal rate and for a term of 55 years. If Wind River terminates or does not negotiate an extension of the building leases, the ground lease converts to a market rental rate. The lease provides Wind River with the option at the end of the lease term to either acquire the buildings at the lessor's original cost or arrange for the buildings to be acquired. Wind River has guaranteed the residual value associated with the buildings under the first operating lease and second operating lease to the lessor of approximately 82% and 84.5%, respectively, of the lessor's actual funding of $32.4 million on the first operating lease and obligated funding of $26.0 million on the second operating lease, respectively. Wind River is also required to deposit fixed income securities with a custodian as a deposit to secure the performance of its obligations under the leases. In addition, under the terms of the leases, Wind River must maintain compliance with certain financial covenants. As of January 31, 2000, Wind River was in compliance with these covenants. Management believes that the contingent liability relating to the residual value guarantee will not have a material adverse effect on Wind River's financial condition or results of operations.

    From time to time, Wind River is subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of patents and other intellectual property rights.

Wind River is not currently aware of any legal proceedings or claims that Wind River believes will have, individually or in the aggregate, a material adverse effect on Wind River's financial position or results of operations.

13. RELATED PARTY TRANSACTIONS

    Wind River distributes a portion of its products in Japan through WRSKK, a joint venture in which Wind River owns a 70% equity interest. Innotech Corporation ("Innotech"), Kobe Steel Ltd. and Nissin Electric Ltd., the other partners in the joint venture, each owns a 10% equity interest. Wind River entered into distributor agreements with the three minority interest owners of WRSKK, Innotech, Kobe Steel, Ltd., and Nissin Electric Ltd., in March 1993, October 1991, and October 1991, respectively. The Innotech agreement was amended in December 1995 to provide for an extended contract term and to issue to Innotech a warrant to purchase 337,500 shares of Wind River's Common Stock for $3.29 per share. The warrant was valued at $100,000 and charged to cost of sales in fiscal year 1996. The warrant was exercised on January 26, 1999.

    Revenues derived from master distributor transactions in Japan amounted to $21.2 million, $17.0 million, and $8.5 million in fiscal 2000, 1999 and 1998, respectively. The percentage of Japan revenues from Innotech in fiscal year 2000, 1999 and 1998 was 21%, 27% and 10%, respectively. The percentage of Japan revenues from Kobe Steel Ltd. in fiscal year 2000 1999 and 1998 was 19%, 17% and 16%, respectively. The percentage of Japan revenues from Nissin Electric Ltd. in fiscal year 2000, 1999 and 1998 was 9%, 7% and 5%, respectively. Advances from the joint venture partners were approximately $1.5 million and $310,000 at January 31, 2000 and 1999, respectively.

14. SEGMENT AND GEOGRAPHIC INFORMATION

    Wind River has adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," effective beginning fiscal year 1999. SFAS 131 supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 changes current practice under SFAS 14 by establishing a new framework on which to base segment reporting and also requires interim reporting of segment information.

    Wind River operates in one industry segment--technology for embedded operating systems. Management uses one measurement of profitability for its business. Wind River markets its products and related services to customers in the United States, Canada, Europe and Asia Pacific. Internationally, Wind River markets its products and services primarily through its subsidiaries and various distributors. Revenues are attributed to geographic areas based on the country in which the customer is domiciled. The distribution of revenues and assets by geographic location is as follows:

                                                              REVENUES    ASSETS
                                                              --------   --------
                                                                (IN THOUSANDS)
Fiscal year ended January 31, 2000
  North America.............................................  $198,736   $471,199
  Japan.....................................................    42,880     31,717
  Other International.......................................    74,438     66,174
                                                              --------   --------
  Consolidated..............................................  $316,054   $569,090
                                                              ========   ========
Fiscal year ended January 31, 1999
  North America.............................................  $167,102   $421,768
  Japan.....................................................    33,934     18,344
  Other International.......................................    64,120     32,636
                                                              --------   --------
  Consolidated..............................................  $265,156   $472,748
                                                              ========   ========
Fiscal year ended January 31, 1998
  North America.............................................  $137,184
  Japan.....................................................    26,977
  Other International.......................................    49,858
                                                              --------
  Consolidated..............................................  $214,019
                                                              ========

    Other International consists of the revenues and assets of operations in Europe and Asia Pacific excluding Japan.

15. SECURED PROMISSORY NOTE WITH A STOCKHOLDER

    On September 7, 1999, Wind River's Chief Executive Officer signed a secured promissory note ("Note") to borrow up to $2.4 million from Wind River to purchase shares of our common stock. The note accrues interest at the rate of 5.98% per year, and is due on September 7, 2008. As of January 31, 2000,
Mr. St. Dennis had borrowed $1.9 million against the Note. This loan is full recourse and is secured by certain personal assets owned by the CEO.

16. SPECIAL CHARGES

    During fiscal year 2000, Wind River incurred approximately $1.2 million associated with the retirement package of its former chief executive officer, who relinquished his responsibilities as president and chief executive officer as of June 24, 1999. Subsequent to that, Wind River incurred approximately $1.3 million in connection with the hiring of its new chief executive officer.

17. SUBSEQUENT EVENTS (UNAUDITED)

    On March 31, 2000, Wind River completed its acquisition of Embedded Support Tools, a worldwide provider of integrated hardware and software tools for programming, testing and debugging embedded systems. In connection with the acquisition, Wind River issued an aggregate of 5,474,788 shares of its common stock and reserved an additional 1,122,855 shares for issuance upon exercise of outstanding employee stock options in exchange for all outstanding shares of Embedded Support Tools common stock, including shares issuable upon exercise of employees stock options. The acquisition was accounted for as a purchase method of accounting. Based on Wind River's average share price at the time the merger was announced, the transaction was valued at approximately $329,102,000.

    The purchase price value of $335,399 is allocated as follows (in thousands):

Completed technology........................................  $ 15,150
In-Process research and development.........................     3,700
Trade name..................................................       650
Workforce...................................................     5,650
Assumed net assets/liabilities..............................     3,206
Deferred tax liability......................................    (9,325)
Goodwill....................................................   316,368
                                                              --------
Total.......................................................  $335,399
                                                              ========

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